SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 4, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the First Quarter 2006 Report, which appears immediately following this page.

       Financial Reporting

First Quarter 2006 Report
4 May 2006

UBS Financial Highlights

UBS income statement

	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Net profit attributable to UBS shareholders	3,504	6,487	2,625	(46)	33

Diluted earnings per share (CHF) [1]	3.39	6.28	2.48	(46)	37

Basic earnings per share (CHF) [1]	3.55	6.56	2.60	(46)	37

Return on equity attributable to UBS shareholders (%) [2]	33.6	39.4	32.4

Performance indicators from continuing operations

Diluted earnings per share (CHF) [1]	3.08	2.53	2.34	22	32

Return on equity attributable to UBS shareholders (%) [3]	30.6	27.3	30.7

Financial Businesses [4]

Operating income	12,380	10,593	9,811	17	26

Operating expenses	8,405	7,417	6,720	13	25

Net profit attributable to UBS shareholders	3,048	6,337	2,427	(52)	26

Net profit attributable to UBS shareholders from continuing operations	3,048	2,597	2,307	17	32

Cost / income ratio (%) [5]	68.4	70.9	69.5

Net new money (CHF billion) [6]	48.0	31.1	35.2

Personnel (full-time equivalents)	70,210	69,569	68,197	1	3

UBS balance sheet & capital management

	As at			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Balance sheet key figures

Total assets	2,173,218	2,060,250	1,838,823	5	18

Equity attributable to UBS shareholders	47,850	44,324	38,130	8	25

Market capitalization	150,663	131,949	109,838	14	37

BIS capital ratios

Tier 1 (%) [7]	12.9	12.9	11.5

Total BIS (%)	14.1	14.1	13.0

Risk-weighted assets	311,827	310,409	286,014	0	9

Invested assets (CHF billion)	2,766	2,652	2,329	4	19

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  3  Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  4 Excludes results from industrial holdings.  5 Operating expenses / operating income less credit loss expense or recovery.  6 Excludes interest and dividend income.  7  Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

First Quarter 2006 Report
4 May 2006

Financial Calendar

Publication of Second Quarter 2006 results		Tuesday, 15 August 2006

Publication of Third Quarter 2006 results		Tuesday, 31 October 2006

Publication of Fourth Quarter 2006 results		Tuesday, 13 February 2007

Annual General Meeting		Wednesday, 18 April 2007

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email: sh-relations@melloninvestor.com

Media Relations

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Interactive First Quarter 2006 Report

An interactive version of this report can be viewed online in the First Quarter 2006 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

First Quarter 2006 Report
4 May 2006

Letter to shareholders

Dear shareholders,

The year has started very well. Financial markets have continued to rise and trading conditions have been excellent. Our strong position in all focus areas allows us to take full advantage of the environment, and net profit from continuing operations was significantly higher compared with both fourth and first quarter 2005.

We took a number of strategic steps. Key among them was the agreement in April to acquire Piper Jaffray’s private client branch network, which will enhance our presence in US wealth management. Based in Minneapolis, Minnesota, the business manages client assets of USD 52 billion, has nearly 90 branch offices in 17 US states, and employs over 800 financial advisors serving 190,000 households. It is a comprehensive wealth manager, offering estate planning, retirement planning, brokerage and insurance services. It is a natural fit with our existing US business. The acquisition, expected to close in third quarter, will cost USD 500 million in cash and another USD 75 million at closing, dependent on certain criteria and business thresholds being met. The transaction also includes the assignment of a portfolio of client loans of approximately USD 300 million. The acquisition is part of our strategy to grow our US-based wealth management business, whose integration into Global Wealth Management & Business Banking is now largely completed – further assisting us in accelerating our targeted expansion into the wealthy client segment.
We are also making good progress in our efforts to launch the Dillon Read Capital Management (DRCM) alternative asset management business. A number of senior executives have been appointed, and 170 staff are working in the businesses the future DRCM will contain. We are currently finalizing the structure of the new business and continue to work towards a launch date in second quarter 2006.

Summary of first quarter results. Net profit for UBS totaled CHF 3,504 million. This includes an after-tax gain of CHF 290 million realized from the divestment of our stake in Motor-Columbus to a Swiss-led consortium. The sale, announced in September 2005, closed in first quarter following receipt of relevant regulatory approvals. The financial businesses contributed CHF 3,048 million to net profit, up 32% from the same quarter a year earlier and 17% higher than fourth quarter 2005 results (from continuing operations).

Overall, our performance was driven by a strong increase in revenues, with the growing asset base in our wealth and asset management businesses driving recurring income higher. Net new money inflows were very strong, reaching CHF 48 billion in first quarter 2006, compared with CHF 34.9 billion in the same period a year earlier and CHF 31.2 billion in fourth quarter 2005. Inflows from the wealth management units were at an unprecedented high of CHF 33.6 billion, with strong results in our domestic European business and sustained high contributions from Asian clients. Inflows of net new money in the asset management business, at CHF 12.6 billion, were also very strong and reflected the quality of our diversified investment management platform.
Our trading businesses benefited from buoyant markets and high levels of activity from both institutional and private clients. In particular, revenues from equities trading activities in first quarter rose 57% from the same period last year. This reflects our market leadership in the cash equities business as well as our increasingly strong competitive positions in derivatives and prime brokerage. In fixed income, rates and currencies, established businesses such as rates and foreign exchange performed well along with energy and precious metals trading. Corporate advisory revenues were up 87% from a year earlier, reflecting our continued involvement in major global transactions.
The cost / income ratio for the financial businesses stood at 68.4% in first quarter 2006, slightly improved from 69.5% in the same quarter a year ago. Costs rose with revenues and the growth of our business. The main impact came from the increase in personnel expenses, which rose on higher levels of staff and larger accruals for performance-related compensation. We also recorded a CHF 112 million provision for the settlement agreement with Sumitomo Corporation, announced on 7 April 2006.
Annualized return on equity from continuing operations was 30.6%, compared with our new objective of achieving 20% or more. Diluted earnings per share were CHF 3.08, up 32% from a year earlier (from continuing operations).

Our growth strategy has proven to be successful, increasing our confidence in our ambition to be the best global financial services provider. That is why we have renewed our vision of UBS and the values we share internally. Now, our colleagues around the world share our firmly held belief in performance, entrepreneurial spirit and high ethical standards, and can concentrate on what is the purpose of all our businesses: uncompromised client focus. In the eyes of individuals, corporations or financial institutions searching for advice on financial matters, this will continue to distinguish us from our competitors.

Outlook – The benign environment seen at the start of the year has continued, and our strong position in all businesses has been maintained or further improved. Deal pipelines remain promising, client flows healthy, capital markets active, and macroeconomic fundamentals stable.

We remain confident in the outlook for UBS, even if conditions change. To ensure we continue to make the most of business opportunities, whatever the environment, we will apply discipline towards both costs and management of all forms of risk, while further investing in our areas of strategic focus.

4 May 2006

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS

UBS Results
4 May 2006

UBS Results

Results

UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 3,504 million in first quarter 2006, up from CHF 2,625 million in the same period a year earlier. This includes a contribution from discontinued operations of CHF 314 million related to Motor-Columbus, which was sold in first quarter 2006. Attributable profit from continuing operations was CHF 3,190 million. Financial businesses contributed CHF 3,048 million to first quarter attributable profit. Industrial holdings, including our private equity portfolio, contributed CHF 456 million, or 13.0%, to UBS’s attributable profit, of which CHF 142 million stemmed from continuing operations. This segment comprised 4.3% of UBS operating income and 4.0% of operating expenses.

Initiatives and achievements

UBS wins Financial Times “Grand Prix” award

In February, UBS was both the overall “Grand Prix” winner and financial industry leader in the Financial Times Best of European Business awards run by the newspaper and Roland Berger Strategy Consultants, an international consultancy group.
UBS won because of the “breadth of its business, both geographically and in product terms.”
“Unlike many rivals, the group has exploited the complementary relationship between its divisions,” the newspaper wrote, with its growth strategy supported by a “meticulous” brand approach aimed at presenting UBS as one integrated firm.

Changes to Swiss pension fund

At the end of March, we announced a number of changes to our pension fund for employees in Switzerland. While the financial position of the pension fund is very solid, we wanted to ensure that it continues to provide our employees with competitive benefits in the long term. In the future, participants will be able to profit from good investment performance, but they will also acquire increased investment risk. Effective 2007, the changes will strengthen the financial benefits of the fund, without requiring higher contributions from participants. The changes will be financed by UBS, with CHF 100 million in additional annual payments, while the pension fund itself will make a one-time contribution from reserves of around CHF 760 million. In April, we also decided to provide our current retirees in Switzerland with a voluntary one-time additional monthly pension payment of an aggregate CHF 54 million.

Minor amendments to disclosure

Until now, we have reported adjusted regulatory capital and certain return ratios that use it as a base figure to help explain the returns our business groups generate. We will continue to follow the same practice but starting this quarter, we will rename the term allocated regulatory capital. The new term more accurately reflects the fact that capital is actually allocated to the business groups based on risk-weighted assets and goodwill.
In addition, in our US wealth management business, starting this quarter, the calculation of revenues includes net goodwill funding as acquisition costs are no longer disclosed separately when discussing results. Prior periods are shown on the same basis in tables and text.

UBS plans to reduce carbon emissions 40% by 2012

Corporations owe it to society and the planet to manage their energy efficiently and sustainably. Although financial businesses emit relatively little carbon dioxide in comparison to heavy industry, UBS’s management firmly believes it has a responsibility to limit the pollution and waste its businesses create.
That is why, earlier this year, the Group Executive Board (GEB) set ambitious new emission reduction targets for UBS that foresee, by 2012, a 40% reduction in carbon emissions from 2004 levels.
To achieve this, UBS intends to invest in more energy efficient heating and offset the emissions it creates, such as that from business related air travel, by purchasing green energy certificates and offset credits. None of the planned measures will affect UBS’s growth plans as the level of carbon emissions will be controlled and managed independently of energy consumption and business growth.
For a number of years now, UBS has actively addressed the issue of climate change internally. It has introduced state-of-the-art energy saving technology in buildings, purchased green energy, and installed video conference facilities, helping reduce the need for air travel.
UBS’s efforts to cut its emissions have been noticed internationally. Business-Week, for example, in cooperation with The Climate Group, ranked the firm third in its 2004 list of companies that had achieved the most significant cuts in carbon emissions.
The new targets are further evidence of the seriousness with which UBS is tackling climate change.

Betting on ethanol

The world’s first biofuel index, the UBS Diapason Global Biofuel Index, was launched in March. Published in US dollars, euros, Swiss francs and yen, the new index is based on ten futures contracts on commodities used in the production of ethanol and biodiesel.
UBS is seeking to satisfy growing demand from investors by launching the index. The index is the result of a partnership with Diapason, a leading company in commodity indices based in Lausanne, with which UBS has been working closely in the structuring and distribution of financial derivatives based on commodities.
Since the index is made up of futures contracts and there is no delivery of the underlying goods, it can be used by any type of investor, not just companies and institutional investors. Private investors can invest in structured products according to their investment objective, be it capital protection or yield enhancement. Financial institutions can also obtain licences to develop financial products based on the index.
Ethanol is an alcohol that can be extracted from a number of commodities, mainly cane and sugar beet, but also from other feedstock such as corn and rice. Of the two existing biofuels (the other being biodiesel), ethanol today accounts for approximately 85% of global consumption. Its weighting in the UBS Diapason Global Biofuel Index is 83% (biodiesel makes up the remaining 17%).

UBS Results
4 May 2006

UBS Performance Indicators

Performance against targets

	Year to date
	31.3.06	31.12.05	31.3.05

RoE (%) [1]

as reported	33.6	39.4	32.4

from continuing operations	30.6	27.3	30.7

	Quarter ended
	31.3.06	31.12.05	31.3.05

Diluted EPS (CHF) [2]

as reported	3.39	6.28	2.48

from continuing operations	3.08	2.53	2.34

Cost / income ratio of the financial businesses (%) [3,4]	68.4	70.9	69.5

Net new money, financial businesses (CHF billion) [5]	48.0	31.1	35.2

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5  Excludes interest and dividend income.

Performance indicators

For the last six years, we consistently assessed our performance against a set of four measures that were designed to ensure the delivery of continuously improving returns to our shareholders. In that time, UBS has evolved, and its business and client base have grown. By late last year we had arrived at a point where we were steadily exceeding the original targets.

That is why, as announced in February, we have modified them starting this quarter. From now on, on average through periods of varying market conditions, we will:
–	seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of a minimum of 20% (we previously targeted a range of 15–20%).
–	aim to achieve a clear growth trend in net new money for all our financial businesses, including Global Asset Management and Business Banking Switzerland (this measure was previously only applied to our wealth management units).
–	use diluted earnings per share (EPS) instead of basic EPS as a reference for our EPS growth target that remains, as before, annual double-digit percentage growth.
–	continue our unchanged objective to manage our cost / income ratio at levels that compare well with our competitors. Our cost / income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which operated at a 63.8% cost / income ratio in first quarter.

Performance against the new targets

Our performance from continuing operations against the new performance indicators in first quarter 2006 shows:
–	Annualized return on equity at 30.6%, practically unchanged from 30.7% in the same quarter a year earlier and well above our 20% minimum. Higher attributable net profit was offset by an increase in average equity following strong retained earnings.
–	Diluted earnings per share at CHF 3.08, up 32% or CHF 0.74 from CHF 2.34 in the same quarter a year earlier, reflecting the increase in net profit and a 2% reduction in the average number of shares outstanding as we continued to repurchase shares.
–	A cost / income ratio in our financial businesses of 68.4%, slightly below the 69.5% shown in the same quarter last year. The strong increase in operating income reflected higher revenues in all businesses. It was only partially off-set by the increase in personnel and general and administrative expenses.
–	Net new money of CHF 48.0 billion, up from CHF 35.2 billion a year earlier. Inflows continued to be very strong worldwide. The Wealth Management units recorded inflows of CHF 33.6 billion this quarter, up from CHF 24.1 billion a year earlier, reflecting high inflows into our domestic European business and further strong contributions from Asian clients. The Swiss retail business recorded a net new money inflow of CHF 1.8 billion. Global Asset Management experienced a high inflow of CHF 12.6 billion. Institutional clients, mainly in Europe and the Americas, drove performance, as did inflows into the wholesale intermediary business worldwide.

Up to and including 2004, we had provided comments and analysis on an adjusted basis that excluded the amortization of goodwill and other acquired intangible assets. With the introduction of IFRS 3 Business Combinations at the beginning of 2005, we ceased amortizing goodwill, which had by far the largest impact on our results. In our 2005 reporting, the result and analysis commentary was still provided on an adjusted basis as 2004 comparison figures included goodwill amortization. Starting this quarter, we no longer make the adjustments as 2005 comparison figures do not include the amortization of goodwill.

UBS Results
4 May 2006

Invested assets

	As at			% change from
CHF billion	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	1,039	982	820	6	27

Wealth Management US	768	752	636	2	21

Business Banking Switzerland	158	153	143	3	10

Global Asset Management

Institutional	466	441	366	6	27

Wholesale Intermediary	335	324	269	3	25

UBS excluding Private Banks & GAM	2,766	2,652	2,234	4	24

Corporate Center

Private Banks & GAM [1]	0	0	95		(100)

UBS	2,766	2,652	2,329	4	19

1 Private Banks & GAM was sold on 2 December 2005.

Net new money 1

	Quarter ended
CHF billion	31.3.06	31.12.05	31.3.05

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	24.7	13.2	15.4

Wealth Management US	8.9	6.5	8.7

Business Banking Switzerland	1.8	0.6	1.0

Global Asset Management

Institutional	7.1	4.3	5.1

Wholesale Intermediary	5.5	6.6	4.7

UBS excluding Private Banks & GAM	48.0	31.2	34.9

Corporate Center

Private Banks & GAM [2]	0.0	(0.1)	0.3

UBS	48.0	31.1	35.2

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Financial Businesses

Financial Businesses
4 May 2006

Financial Businesses Results

Income statement 1

	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Continuing operations

Interest income	19,046	15,686	12,537	21	52

Interest expense	(17,196)	(13,476)	(9,865)	28	74

Net interest income	1,850	2,210	2,672	(16)	(31)

Credit loss (expense) / recovery	83	132	137	(37)	(39)

Net interest income after credit loss expense	1,933	2,342	2,809	(17)	(31)

Net fee and commission income	6,229	5,947	4,899	5	27

Net trading income	3,701	2,251	1,917	64	93

Other income	517	53	186	875	178

Total operating income	12,380	10,593	9,811	17	26

Cash components	5,686	4,708	4,579	21	24

Share-based components [2]	514	406	390	27	32

Total personnel expenses	6,200	5,114	4,969	21	25

General and administrative expenses	1,904	1,959	1,418	(3)	34

Services to / from other business units	(3)	(3)	(2)	0	(50)

Depreciation of property and equipment	270	314	305	(14)	(11)

Amortization of intangible assets	34	33	30	3	13

Total operating expenses	8,405	7,417	6,720	13	25

Operating profit from continuing operations before tax	3,975	3,176	3,091	25	29

Tax expense	842	464	636	81	32

Net profit from continuing operations	3,133	2,712	2,455	16	28

Discontinued operations

Profit from discontinued operations before tax	0	4,153	136	(100)	(100)

Tax expense	0	413	16	(100)	(100)

Net profit from discontinued operations	0	3,740	120	(100)	(100)

Net profit	3,133	6,452	2,575	(51)	22

Net profit attributable to minority interests	85	115	148	(26)	(43)

from continuing operations	85	115	148	(26)	(43)

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	3,048	6,337	2,427	(52)	26

from continuing operations	3,048	2,597	2,307	17	32

from discontinued operations	0	3,740	120	(100)	(100)

Additional information	As at			% change from
	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Personnel (full-time equivalents)	70,210	69,569	68,197	1	3

1 Excludes results from industrial holdings.  2  Additionally includes related social security contributions and expenses related to alternative investment awards.

Results

Net profit attributable to UBS shareholders (“attributable profit”) in first quarter 2006 was CHF 3,048 million. This is the best UBS quarterly performance on record and it reflects the beneficial impact of rising financial markets on our trading businesses and the growing asset base in the wealth and asset management businesses, which drove recurring income higher.

Net fee and commission income, which comprised 50% of our overall operating income in first quarter, remained very strong compared to the same period a year earlier. High brokerage and investment fund fees and a record result in portfolio and other management fees more than offset higher commission expenses – which were up because of increased client activity. Net income from interest margin products rose due to wider spreads on Swiss franc and US dollar deposits and growing margin lending volumes in the wealth management businesses. Personnel expenses were up because of higher salary costs and performance-related accruals, which rose with revenues. General and administrative expenses increased significantly compared to the same period a year earlier, reflecting continued business expansion worldwide. Overall performance was further helped by another quarter of credit loss recoveries.

Operating income

Total operating income was CHF 12,380 million in first quarter 2006, 26% higher than the same quarter a year earlier.
Net interest income was CHF 1,850 million in first quarter 2006, down from CHF 2,672 million a year earlier. Net trading income was CHF 3,701 million this quarter, up 93% or CHF 1,784 million from CHF 1,917 million in first quarter 2005.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and divi-

dend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

At CHF 1,396 million, net income from interest margin products in first quarter 2006 was 8% higher than CHF 1,296 million a year earlier. The improvement reflected an increase in spreads for Swiss franc and US dollar deposits and the growth in the wealth management margin lending business. Our domestic Swiss mortgage business also grew but it experienced downward pressure on interest margins. Interest margins on cash accounts in Swiss francs and US dollars increased, although the impact was offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 1.0 billion compared to the year-earlier quarter.
Net income from trading activities, at CHF 3,885 million in first quarter 2006, was up by 24% or CHF 764 million from CHF 3,121 million a year ago as the favorable market conditions seen towards the end of 2005 continued into first quarter 2006. At CHF 1,466 million, equities trading income in first quarter 2006 rose 57% from CHF 936 million in the same period a year earlier, reflecting cash volume increases, particularly in European and Asian markets. Derivatives trading was up significantly in Asia because of growing market demand. The prime brokerage business continued to gain clients. Fixed income trading revenues, at CHF 1,829 million in first quarter 2006, rose 5% from CHF 1,748 million a year ago. The rates business, particularly in government bonds and derivatives, saw performance improve significantly. Commodities revenues, mainly energy, rose significantly in first quarter 2006. Metals generally performed well, particularly precious metals, because of significantly increased client activity and volatility in the gold market. Although revenues rose in high yield trading, our credit fixed income business declined. We

Net interest and trading income

	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Net interest income	1,850	2,210	2,672	(16)	(31)

Net trading income	3,701	2,251	1,917	64	93

Total net interest and trading income	5,551	4,461	4,589	24	21

Breakdown by business activity

Equities	1,466	1,084	936	35	57

Fixed income	1,829	1,240	1,748	48	5

Foreign exchange	491	409	372	20	32

Other	99	77	65	29	52

Net income from trading activities	3,885	2,810	3,121	38	24

Net income from interest margin products	1,396	1,397	1,296	0	8

Net income from treasury and other activities	270	254	172	6	57

Total net interest and trading income	5,551	4,461	4,589	24	21

Financial Businesses
4 May 2006

recorded a loss of CHF 95 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a mark-to-market gain of CHF 91 million a year earlier. Foreign exchange trading revenues increased by 32% to CHF 491 million in first quarter 2006 from CHF 372 million in the same quarter a year ago, benefiting from higher market volatility, which prompted volumes to rise and provided more trading opportunities.

At CHF 270 million, net income from treasury and other activities in first quarter 2006 was up CHF 98 million or 57% from CHF 172 million a year earlier. The increase reflects the benefits of the higher capital base, which generated more interest revenues, partly offset by a decrease in the yield on invested capital. Higher revenues from certain of our interest rate swaps also contributed to the better result. The swaps in question were those that economically hedge the part of UBS’s Swiss franc mortgage portfolio not funded by Swiss franc deposits and which do not qualify for hedge accounting treatment under IAS 39.
In first quarter 2006, net fee and commission income was CHF 6,229 million, up 27% from CHF 4,899 million a year earlier. The increase was mostly driven by strong net brokerage, investment fund and recurring asset-based fees, partly offset by rising commission expenses reflecting higher client activity and increased third-party distribution levels. Underwriting fees, at CHF 693 million, were only down 1% from CHF 702 million recorded in the year-earlier quarter. Fixed income underwriting declined 3% to CHF 358 million, but equity underwriting fees rose 1% to CHF 335 million. At CHF 349 million, corporate finance fees in first quarter 2006 increased 87% from CHF 187 million a year earlier as clients took advantage of strategic opportunities. According to data from Dealogic, we ranked seventh in terms of our share of the global fee pool at the end of first quarter 2006 with a market share of 4.7%. At the end of 2005 we ranked eighth with a market share of 5.0%. Net brokerage fees increased 35% to CHF 1,656 million from CHF 1,224 million recorded in first quarter 2005, partly reflecting significant growth in the ex-

change-traded derivatives business. Institutions and private clients traded equities more actively, also helping performance. Investment fund fees, at CHF 1,448 million in first quarter 2006, were up 34% from CHF 1,079 million posted in first quarter 2005, reflecting increasing levels of invested assets in both UBS and third-party mutual funds. Portfolio and other management fees increased 28% to CHF 1,586 million in first quarter 2006 from CHF 1,239 million a year earlier. The improvement reflects rising invested asset levels driven by higher markets and strong inflows of net new money, as well as improved performance fees.

Other income rose by 178% to CHF 517 million in first quarter 2006 from CHF 186 million in the same period a year ago. This was mainly due to gains on our New York Stock Exchange (NYSE) membership seats, which were exchanged into shares when it went public in March 2006.

Operating expenses

Total operating expenses were CHF 8,405 million. The increase of 25% from CHF 6,720 million a year earlier reflects higher performance-related personnel expenses and general and administrative costs as we continued to expand our business in all key markets.
Personnel expenses were CHF 6,200 million in first quarter 2006, up from CHF 4,969 million a year earlier. The cash component was up 24%, due to higher salary expenses reflecting the continued hiring of new employees as well as increased performance-related accruals. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Expenses for share-based compensation were up 32%, reflecting a higher number of shares granted and a rise in the share price partly offset by a decrease in the number of options granted.
At CHF 1,904 million in first quarter 2006, general and administrative expenses increased CHF 486 million from CHF 1,418 million in the same period a year ago. The main cost drivers were provisions for legal costs, including CHF 112 million for the Sumitomo settlement, along with higher professional fees, IT and other outsourcing, travel and entertainment and administration expenses. To a lesser extent, costs for occupancy, telecommunication, rent and maintenance of machines and equipment, marketing and public relations increased as well.
Depreciation was CHF 270 million in first quarter 2006, down 11% from CHF 305 million, reflecting lower depreciation of IT and communications equipment, partially offset by higher costs for leasehold improvement.
Amortization of other intangible assets was CHF 34 million, up from CHF 30 million a year earlier.

Tax

In first quarter 2006, we incurred a tax expense of CHF 842 million, reflecting an effective tax rate of 21.2% for the quarter, compared with last year’s full-year rate of 18.8%,

Personnel

	As at				% change from
Full-time equivalents (FTE)	31.3.06	31.12.05	31.3.05		31.12.05	31.3.05

Switzerland	25,645	26,028	26,192		(1)	(2)

Rest of Europe / Middle East / Africa	11,341	11,007	10,988		3	3

Americas	27,356	27,136	26,270		1	4

Asia Pacific	5,868	5,398	4,747		9	24

Total	70,210	69,569	68,197	[1]	1	3

1 Includes 1,662 FTEs employed in Private Banks & GAM, which was sold in fourth quarter 2005.

which benefited from the successful conclusion of tax audits. We believe that the tax rate in first quarter 2006 is a reasonable indicator of the rate for the year as a whole.

Personnel

The number of personnel in our financial businesses was 70,210 on 31 March 2006, up 641 from 69,569 on 31 December 2005, with staff levels increasing across most of our businesses. The number of employees in our international and Swiss wealth management businesses rose by 594, with much of the increase in Asia Pacific, where business continued to grow. We continued to add client advisors in Switzerland (up 38) and around the world (up 94).

Staff levels in our Swiss retail banking business fell by 671 following the transfer of our facility management activities to Edelweiss.
In our US wealth management business, financial advisor levels fell by 146, mostly due to attrition among less productive advisors, while the number of staff other than financial advisors rose, reflecting hiring for strategic initiatives and branch support.
The number of employees in our Investment Bank rose by 560, with increases mainly seen in IT and other logistics areas driven by continued investment in infrastructure.

Fair value disclosure of options and shares granted

The fair value of shares granted in first quarter 2006 was CHF 1,521 million, up from CHF 1,376 million granted in full-year 2005. The increase was driven primarily by changes to bonus levels and an increased proportion of bonuses delivered in restricted shares. The fair value of options granted in first quarter 2006 was CHF 483 million, up from CHF 362 million in full-year 2005. The increase reflects a higher fair value per option, primarily due to the higher share price, partly offset by a 2% drop in the number of options granted compared to first quarter 2005.

Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Financial Businesses
4 May 2006

Risk Management and Control

Credit risk

UBS realized a net recovery of CHF 83 million in first quarter 2006, following net recoveries of CHF 132 million in fourth quarter 2005 and CHF 137 million in first quarter 2005, reflecting the continued favorable economic climate across all our markets. In particular, the continued strength of a number of emerging markets has resulted in a further release of collective loan loss provisions of CHF 23 million for country risk. The quality of our credit portfolios, as evidenced by the continuing declining trend of impaired exposures, coupled with a generally positive credit environment, has allowed us to achieve net credit loss recoveries for the last few quarters, albeit at a declining rate. While we continue to apply our proven and sound risk underwriting standards across all

Business Groups it would not be prudent to simply extrapolate the full-year result from the first quarter recovery.

Global Wealth Management & Business Banking reported a net recovery of CHF 53 million in first quarter 2006, after net recoveries of CHF 72 million in fourth quarter 2005 and CHF 109 million in first quarter 2005, as we continued to benefit from low new impairments and recoveries of provisions established in earlier periods.
The Investment Bank posted a net recovery of CHF 30 million in first quarter 2006 compared to CHF 60 million in fourth quarter 2005 and CHF 28 million in first quarter 2005. No new impairments were experienced.
Our gross lending portfolio increased by CHF 3 billion to CHF 308 billion on 31 March 2006 from CHF 305 billion on 31 December 2005. In Global Wealth Management &

Allowances and provisions for credit losses

	Wealth Management		Wealth
CHF million	International & Switzerland		Management US
As at	31.3.06	31.12.05	31.3.06	31.12.05

Due from banks	375	441	1,092	1,171

Loans	62,728	58,466	15,722	15,934

Total lending portfolio, gross	63,103	58,907	16,814	17,105

Allowances for credit losses	(14)	(13)	(12)	(12)

Total lending portfolio, net	63,089	58,894	16,802	17,093

Impaired lending portfolio, gross	7	7	12	12

Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0

Impaired lending portfolio, net of collateral	7	7	12	12

Allocated allowances for impaired lending portfolio	7	7	12	12

Other allowances and provisions	7	6	0	0

Total allowances and provisions for credit losses	14	13	12	12

of which country allowances and provisions	0	0	0	0

Non-performing loans	7	7	12	12

Allowances for non-performing loans	7	7	12	12

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Impaired lending portfolio as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	100.0	100.0

1 Includes Global Asset Management and Corporate Center  2  Excludes CHF 114 million and CHF 728 million gross loans from industrial holdings for the quarters ended 31 March 2006 and 31 December 2005.

Credit loss (expense) / recovery

	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Global Wealth Management & Business Banking	53	72	109	(26)	(51)

Investment Bank	30	60	28	(50)	7

UBS	83	132	137	(37)	(39)

Business Banking gross lending rose to CHF 222 billion, up from CHF 217 billion on 31 December 2005. The increase was mainly due to higher volumes in mortgages and collateralized loans in line with our strategy to focus on expanding secured lending products. The gross lending portfolio at the Investment Bank slightly decreased to CHF 85.8 billion.

     The ratio of impaired loans to total loans further improved to 1.0% from 1.1% in fourth quarter 2005. Impaired loans declined 7.8% to CHF 3,167 million from last quarter’s CHF 3,434 million. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments in the Business Banking Switzerland unit.

Business Banking		Global Wealth Manage-
Switzerland		ment & Business Banking		Investment Bank		Others [1]		UBS
31.3.06	31.12.05	31.3.06	31.12.05	31.3.06	31.12.05	31.3.06	31.12.05	31.3.06		31.12.05

4,075	3,893	5,542	5,505	32,573	26,954	505	502	38,620		32,961

137,781	137,422	216,231	211,822	53,192	59,662	72	96	269,495		271,580

141,856	141,315	221,773	217,327	85,765	86,616	577	598	308,115	[2]	304,541	[2]

(1,365)	(1,500)	(1,391)	(1,525)	(117)	(131)	0	0	(1,508)		(1,656)

140,491	139,815	220,382	215,802	85,648	86,485	577	598	306,607	[2]	302,885	[2]

2,984	3,231	3,003	3,250	164	184	0	0	3,167		3,434

(1,247)	(1,335)	(1,247)	(1,335)	(32)	(31)	0	0	(1,279)		(1,366)

1,737	1,896	1,756	1,915	132	153	0	0	1,888		2,068

1,316	1,444	1,335	1,463	117	130	0	0	1,452		1,593

139	151	146	157	6	26	0	0	152		183

1,455	1,595	1,481	1,620	123	156	0	0	1,604		1,776

41	53	41	53	0	12	0	0	41		65

2,103	2,209	2,122	2,228	123	135	0	0	2,245		2,363

1,177	1,266	1,196	1,285	102	108	0	0	1,298		1,393

1.0	1.1	0.7	0.7	0.1	0.2	0.0	0.0	0.5		0.6

2.1	2.3	1.4	1.5	0.2	0.2	0.0	0.0	1.0		1.1

44.1	44.7	44.5	45.0	71.3	70.7	0.0	0.0	45.8		46.4

75.8	76.2	76.0	76.4	88.6	85.0	0.0	0.0	76.9		77.0

1.5	1.6	1.0	1.0	0.1	0.2	0.0	0.0	0.7		0.8

56.0	57.3	56.4	57.7	82.9	80.0	0.0	0.0	57.8		59.0

Financial Businesses
4 May 2006

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are mainly in the Investment Bank with limited activity in the wealth management business to facilitate private client business, and in our asset management business through investments in support of the alternative and quantitative investments area. Additionally, our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities.

Market risk for the Investment Bank, as measured by average 10-day 99% Value at Risk (VaR), increased to CHF 429 million in first quarter 2006, from CHF 315 million in fourth quarter 2005. Quarter-end VaR was also higher at CHF 436 million compared to CHF 355 million at the end of the previous quarter. Interest rate risk remained the largest portion of the overall Investment Bank VaR, but the contribution of equities gained in significance over the period.
Average VaR for equities increased during the quarter to CHF 267 million from CHF 221 million in the previous period, as we took advantage of good trading conditions, strong new issuance and merger and acquisition activity, and buoyant emerging markets. Major indices continued their upward trend over the quarter.
Average VaR for the interest rate risk type also increased to CHF 344 million from CHF 302 million in fourth quarter 2005. Exposure to corporate credit spreads was again the largest contributor to VaR, remaining relatively stable throughout the period. Uncertainty surrounding the outlook for interest rate changes, with both the Federal Reserve and European Central Bank increasing rates during the period, opened up trading opportunities which, in turn, drove the fluctuations in our overall interest rate VaR.
We have enhanced our VaR model to incorporate our base metals and soft commodities derivatives businesses, which are included from 15 March 2006 in the risk type “Other”. The impact on reported VaR for the Investment Bank was negligible, and while average VaR for the risk type increased to CHF 63 million from CHF 20 million in fourth quarter 2005, this resulted mainly from the existing energy business.

Market risk for UBS followed Investment Bank VaR. Average VaR was higher at CHF 442 million from CHF 334 million in fourth quarter, while quarter-end VaR increased to CHF 443 million from CHF 373 million at the end of the previous quarter.
‘Backtesting’ compares actual revenues arising from closing positions (i.e. excluding intra-day revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph below shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months for positions subject to market risk regulatory capital based on the VaR model. Revenue volatility over the period was within the range predicted by the VaR model.
We also routinely assess and actively manage and control tail risks against a standard set of forward-looking stress scenarios, supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Period-end stress loss exposure for the Investment Bank was the same as at the previous period end, but average stress loss exposure was slightly higher.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.3.06						Quarter ended 31.12.05
CHF million	Limits	Min.		Max.		Average	31.3.06	Min.		Max.		Average	31.12.05

Business Groups

Investment Bank	600	332.7		545.0		428.7	435.5	245.5		418.7		315.4	354.6

Global Asset Management [1]	30	7.3		12.6		9.3	8.7	6.6		11.0		8.6	7.8

Global Wealth Management & Business Banking	25	10.5		14.2		12.3	12.4	9.6		13.6		11.3	11.7

Corporate Center [2]	150	42.8		69.2		55.5	43.4	59.0		84.1		69.4	62.3

Diversification effect			[3]		[3]	(64.3)	(57.5)		[3]		[3]	(70.6)	(63.0)

Total	750	337.8		558.4		441.6	442.5	255.2		434.0		334.1	373.4

1 Only covers UBS positions in alternative & quantitative investments.  2 VaR for Corporate Center includes non-trading interest rate exposure in the Treasury book. The sale of the Private Banks was completed on 2 December 2005 and their exposures are excluded from this date.  3  As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 31.3.06						Quarter ended 31.12.05
CHF million	Min.		Max.		Average	31.3.06	Min.		Max.		Average	31.12.05

Risk type

Equities	229.6		317.8		267.4	293.8	166.9		266.3		221.1	235.1

Interest rates	236.9		424.0		343.5	287.9	227.2		404.7		302.3	269.2

Foreign exchange	18.7		56.8		33.7	33.3	16.8		48.8		25.8	22.6

Other [1]	37.9		99.8		62.7	66.9	6.3		46.5		19.8	46.4

Diversification effect		[2]		[2]	(278.6)	(246.5)		[2]		[2]	(253.6)	(218.7)

Total	332.7		545.0		428.7	435.5	245.5		418.7		315.4	354.6

1 Includes energy and precious metals risk and, from 15 March 2006, base metals and soft commodities risk.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence) 1

	Quarter ended 31.3.06				Quarter ended 31.12.05
CHF million	Min.	Max.	Average	31.3.06	Min.	Max.	Average	31.12.05

Investment Bank [2]	138.9	230.3	188.9	209.6	124.3	191.0	157.8	154.7

UBS	137.4	233.1	191.5	207.1	124.7	198.2	161.9	163.8

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2  Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 185 million in first quarter 2006 and CHF 154 million in fourth quarter 2005.

Financial Businesses
4 May 2006

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensures we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future expenditure are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking’s pre-tax profit was CHF 2,021 million in first quarter 2006. Pre-tax profit for the international and Swiss wealth management businesses was a record CHF 1,276 million in first quarter 2006, up 14% from fourth quarter 2005. In the US, pre-tax profit rose to CHF 186 million from CHF 83 million in fourth quarter. Net new money from all wealth management businesses totaled CHF 33.6 billion in first quarter, a new record. Business Banking Switzerland’s pre-tax profit was CHF 559 million, up 3% from fourth quarter.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Income	5,388	5,069	4,530	6	19

Adjusted expected credit loss [1]	43	37	17	16	153

Total operating income	5,431	5,106	4,547	6	19

Cash components	2,301	2,100	1,984	10	16

Share-based components [2]	77	57	63	35	22

Total personnel expenses	2,378	2,157	2,047	10	16

General and administrative expenses	707	884	611	(20)	16

Services to / from other business units	258	245	242	5	7

Depreciation of property and equipment	52	64	48	(19)	8

Amortization of intangible assets	15	15	13	0	15

Total operating expenses	3,410	3,365	2,961	1	15

Business Group performance before tax	2,021	1,741	1,586	16	27

KPIs

Cost / income ratio (%) [3]	63.3	66.4	65.4

Capital return and BIS data

Return on allocated regulatory capital (%) [4]	39.8	34.7	35.5

BIS risk-weighted assets	150,969	147,348	139,573	2	8

Goodwill	5,391	5,407	4,757	0	13

Allocated regulatory capital [5]	20,488	20,142	18,714	2	9

Additional information	As at			% change from
	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Client assets (CHF billion)	3,070	2,895	2,394	6	28

Personnel (full-time equivalents)	44,488	44,612	42,935	0	4

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3  Operating expenses / income.  4  Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.  5  10% of BIS risk-weighted assets plus goodwill.
Marcel Rohner Chairman and CEO Global Wealth Management & Business Banking

Financial Businesses
4 May 2006

Wealth Management International & Switzerland

Business Unit reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Income	2,649	2,424	2,071	9	28

Adjusted expected credit loss [1]	(7)	(5)	(1)	(40)	(600)

Total operating income	2,642	2,419	2,070	9	28

Cash components	749	653	593	15	26

Share-based components [2]	28	22	25	27	12

Total personnel expenses	777	675	618	15	26

General and administrative expenses	208	255	187	(18)	11

Services to / from other business units	362	346	331	5	9

Depreciation of property and equipment	17	24	17	(29)	0

Amortization of intangible assets	2	2	2	0	0

Total operating expenses	1,366	1,302	1,155	5	18

Business Unit performance before tax	1,276	1,117	915	14	39

KPIs

Invested assets (CHF billion)	1,039	982	820	6	27

Net new money (CHF billion) [3]	24.7	13.2	15.4

Gross margin on invested assets (bps) [4]	105	101	104	4	1

Cost / income ratio (%) [5]	51.6	53.7	55.8

Cost / income ratio excluding the European wealth management business (%) [5]	47.4	47.7	49.6

Client advisors (full-time equivalents)	4,286	4,154	3,849	3	11

International clients

Income	1,922	1,743	1,480	10	30

Invested assets (CHF billion)	774	729	599	6	29

Net new money (CHF billion) [3]	21.8	13.4	14.5

Gross margin on invested assets (bps) [4]	102	98	102	4	0

European wealth management (part of international clients)

Income	236	212	157	11	50

Invested assets (CHF billion)	127	114	90	11	41

Net new money (CHF billion) [3]	6.5	3.7	5.6

Client advisors (full-time equivalents)	820	803	812	2	1

Business Unit reporting (continued)

	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Swiss clients

Income	727	681	591	7	23

Invested assets (CHF billion)	265	253	221	5	20

Net new money (CHF billion) [3]	2.9	(0.2)	0.9

Gross margin on invested assets (bps) [4]	112	109	108	3	4

Capital return and BIS data

Return on allocated regulatory capital (%) [6]	83.3	78.9	79.1

BIS risk-weighted assets	47,736	43,369	36,251	10	32

Goodwill	1,579	1,566	1,257	1	26

Allocated regulatory capital [7]	6,353	5,903	4,882	8	30

Additional information	As at or for the quarter ended			% change from
	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Recurring income [8]	1,921	1,815	1,513	6	27

Client assets (CHF billion)	1,309	1,235	1,022	6	28

Personnel (full-time equivalents)	12,149	11,555	10,449	5	16

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3  Excludes interest and dividend income.  4  Income (annualized) / average invested assets.  5 Operating expenses / income.  6  Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.  7  10% of BIS risk-weighted assets plus goodwill.  8  Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in first quarter 2006 was a record CHF 24.7 billion, nearly double the CHF 13.2 billion achieved in fourth quarter 2005. The International Clients area reported CHF 21.8 billion in net new money, driven by high inflows into our domestic European business and another quarter of strong contributions from Asian clients. The Swiss Clients area showed a record inflow of CHF 2.9 billion, compared with an outflow of CHF 0.2 billion in fourth quarter 2005, which was influenced by seasonal withdrawals.

Invested assets on 31 March 2006 were CHF 1,039 billion, up CHF 57 billion or 6% from 31 December 2005, reflecting rising markets and strong net new money inflows. Invested asset levels also benefited from the 1% strengthening of the euro against the Swiss franc (33% of invested assets are denominated in euro).

In first quarter 2006, the gross margin on invested assets was 105 basis points, up four basis points from fourth quarter 2005. Recurring income made up 76 basis points of the margin in first quarter 2006, up from 75 basis points in fourth quarter 2005. Non-recurring income, benefiting from higher client activity levels, comprised 29 basis points of the margin in first quarter, up three basis points from the previous quarter.
In first quarter 2006, the cost / income ratio improved by 2.1 percentage points from the previous quarter to fall to

Financial Businesses
4 May 2006

51.6%. This reflects continuous growth in our asset base and higher client activity levels. The improvement was also due to a continuous increase in income from the European wealth management business, where growth in infrastructure and other general and administrative costs has slowed. Excluding the European wealth management business, our cost / income ratio in first quarter 2006 was 47.4%, down 0.3 percentage points from 47.7% in fourth quarter 2005.

European wealth management

The inflow of net new money was a strong CHF 6.5 billion in first quarter 2006, CHF 2.8 billion above the inflow in fourth quarter 2005, reflecting strong performances in all our five target countries. The largest contributions came from the UK and France. The inflow reflects an annual net new money growth rate of 23% of the underlying asset base at year-end 2005.

The level of invested assets reached a record CHF 127 billion on 31 March 2006, up from CHF 114 billion on 31 December 2005. The gain was a result of significant inflows of net new money, rising markets and the euro’s appreciation against the Swiss franc. The first-time inclusion of invested assets from the acquisition of Dolfi in France, which was completed in March, increased the asset base by CHF 1 billion.

Income in first quarter 2006 was a record CHF 236 million, up 11% from CHF 212 million last quarter, reflecting the increase in invested assets.

The number of client advisors was 820 on 31 March 2006, up from 803 at the end of last quarter, as we hired new client advisors in key European markets.

Initiatives and achievements

UBS integrates Noriba

In March, we decided to fully integrate our Noriba wealth management subsidiary into the firm. Noriba, founded in the Kingdom of Bahrain in 2002, specialized in serving institutional and high net worth clients seeking Sharia compliant investment.

Our experience over the past four years indicates that our clients prefer to receive these products directly from UBS.
By integrating the separately branded subsidiary, wealth management clients seeking Sharia compliant products can now access the full range of our services. Institutional clients are now served by the Investment Bank, which will also take responsibility for creating Sharia compliant investment products.

UBS opens Prague representative office

On 1 March 2006, we opened a representative office in Prague. The office, which further strengthens our presence in Central Europe, employs four people. They will provide clients with financial advice but will not offer operational banking services.

New wealth management office in Osaka

At the end of March, we also officially inaugurated a wealth management business office with 14 employees in Osaka, Japan. The Kansai region, which comprises the cities of Osaka, Kobe, Kyoto and Nara, is the second largest and wealthiest economic region in the country. The office is able to conduct all types of banking business.

Acquisition of French wealth manager Dolfi

In March, we acquired Strasbourg-based wealth manager Dolfi, strengthening our market position in Eastern France.

Results

In first quarter 2006, pre-tax profit, at a record CHF 1,276 million, was up 14% from CHF 1,117 million in fourth quarter 2005. The record high asset base led to higher asset-based fees, and increased client activity bolstered non-recurring revenues.

Operating income

Total operating income, at a record CHF 2,642 million in first quarter 2006, rose 9% from CHF 2,419 million in fourth quarter 2005. Recurring income, up 6% on fourth quarter 2005 at CHF 1,921 million, benefited from the higher asset base. Rising interest income, a reflection of the expansion of our margin lending activities, contributed to revenues, and non-recurring income strengthened on higher client activity levels.

Operating expenses

Operating expenses were CHF 1,366 million in first quarter 2006, up 5% from CHF 1,302 million in fourth quarter 2005. Personnel expenses rose to CHF 777 million in first quarter 2006 from CHF 675 million in fourth quarter 2005, mainly reflecting higher performance-related compensation and an increase in staff numbers. General and administrative expenses were CHF 208 million, down CHF 47 million or 18% from fourth quarter (which included particularly high levels of investments in our physical and IT infrastructure). Expenses for services from other business units increased by CHF 16 million or 5% to CHF 362 million in first quarter 2006 from CHF 346 million in fourth quarter 2005, due to higher charges from the Investment Bank related to increased client activity. Depreciation decreased to CHF 17 million in first quarter 2006 from CHF 24 million in fourth quarter 2005, reflecting lower IT-related charges.

Personnel

The number of personnel was 12,149 on 31 March 2006, up 594 from 11,555 on 31 December 2005. Much of the increase was in Asia Pacific, where markets continued to grow. We hired 94 new client advisors internationally and 38 in Switzerland. We also employed new product specialists and operations staff.

Financial Businesses
4 May 2006

Bridging the investment theory gap

Private clients rarely come to UBS with a neat bundle of assets organized according to the latest diversification theory. Many are entrepreneurs who have built up and kept their assets in their life’s work – their company. Some are families in the process of inheriting an extensive legacy of real estate. Others are senior executives required to hold a large portion of their compensation and assets in their employer’s securities. Such clients, however wealthy they might be, would be categorized as “inefficient” by investment theorists whose knowledge is drawn from textbooks.
Usually, it is up to the expertise and judgment of client advisors to bridge the gap between theory and practice. They have to understand how much risk their client is willing to shoulder, consider any emotional constraints, and then use the resources, investments and services their firm provides to build an effective investment portfolio. This is the reasoning behind
UBS’s “Core-Satellite” approach. Once a client has entrusted his or her assets to UBS and a specific risk / return profile has been set, the client advisor meets with the client to decide what assets belong in the core – and what should be set off as a satellite investment or asset. Client advisors have some discretion as to what belongs in the core. To ensure consistent performance, however, they will usually recommend that the core should be a set of well-diversified marketable securities wrapped in a number of discretionary mandates with several different strategies.
The meeting then turns to the satellite portion of the portfolio. If the client has inherited a legacy ownership stake in a company, for example, the client advisor would usually recommend they be managed separately by the client or the advisor, depending on what is wanted, and in a way that does not significantly compromise the absolute risk of the portfolio as a whole. The same would hold true for property – or investments of a more speculative nature that the client clearly has expertise in and feels comfortable taking.
With the “Core-Satellite” approach, UBS can effectively meet various types of client demand. A general rule of thumb is that, irrespective of the assets they want to bring to UBS, around one third of clients expect a financial institution to manage all their assets through discretionary mandates. Around half want to be able to influence key investment decisions, although they generally prefer to delegate daily asset management responsibilities. The last sixth want to keep investment decisions completely in their own hands while having a financial expert to turn to for advice. Having a flexible investment approach that builds portfolios with both core and satellite components ensures that UBS comfortably bridges the gap between hard theory and daily practice.

Wealth Management US

Business Unit reporting
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Income	1,478	1,408	1,233	5	20

Adjusted expected credit loss [1]	0	0	(1)		100

Total operating income	1,478	1,408	1,232	5	20

Cash components	935	865	789	8	19

Share-based components [2]	33	24	27	38	22

Total personnel expenses	968	889	816	9	19

General and administrative expenses	227	354	191	(36)	19

Services to / from other business units	65	51	59	27	10

Depreciation of property and equipment	19	18	15	6	27

Amortization of intangible assets	13	13	11	0	18

Total operating expenses	1,292	1,325	1,092	(2)	18

Business Unit performance before tax	186	83	140	124	33

KPIs

Invested assets (CHF billion)	768	752	636	2	21

Net new money (CHF billion) [3]	8.9	6.5	8.7

Interest and dividend income (CHF billion) [4]	5.4	5.3	3.9	2	38

Gross margin on invested assets (bps) [5]	78	76	79	3	(1)

Cost / income ratio (%) [6]	87.4	94.1	88.6

Recurring income [7]	831	799	630	4	32

Revenues per advisor (CHF thousand) [8]	198	187	165	6	20

Capital return and BIS data

Return on allocated regulatory capital (%) [9]	13.1	5.8	11.8

BIS risk-weighted assets	18,073	18,928	17,277	(5)	5

Goodwill	3,812	3,841	3,500	(1)	9

Allocated regulatory capital [10]	5,619	5,734	5,228	(2)	7

Additional information	As at			% change from

	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05
Client assets (CHF billion)	856	826	703	4	22

Personnel (full-time equivalents)	16,987	17,034	16,921	0	0

Financial advisors (full-time equivalents)	7,374	7,520	7,403	(2)	0

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 For purposes of comparison with US peers.  5 Income (annualized) / average invested assets.  6 Operating expenses / income.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Income (including net goodwill funding) / average number of financial advisors.  9 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.  10 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
4 May 2006

Key performance indicators

Invested assets were CHF 768 billion on 31 March 2006, up from CHF 752 billion on 31 December 2005. In US dollar terms, invested assets increased 3%, reflecting inflows of net new money. Compared to first quarter a year earlier, invested assets, up 21%, benefited from rising markets, interest and dividend income and net new money inflows. In US dollar terms, they rose 12% from the same date a year earlier.

The inflow of net new money in first quarter 2006 was CHF 8.9 billion, up from CHF 6.5 billion in fourth quarter 2005 and CHF 8.7 billion a year ago.

Including interest and dividends, net new money in first quarter 2006 was CHF 14.3 billion, up from CHF 11.8 billion in fourth quarter 2005.

Gross margin on invested assets was 78 basis points in first quarter 2006, up from 76 basis points in fourth quarter 2005. The improvement reflected strong operating income growth.

The cost / income ratio was 87.4% in first quarter 2006, improving from 94.1% in fourth quarter 2005. The improvement was driven by the recurring income result and gains on our NYSE membership seats, which were exchanged into shares when it went public, as well as by the reduction in litigation provisions. Net goodwill funding and amortization of intangible assets made up 3.4 percentage points of the ratio in first quarter.

Recurring income stood at CHF 831 million in first quarter 2006, 4% higher than the CHF 799 million recorded in fourth quarter 2005. Excluding the effects of currency fluctuations, recurring income increased 5% in first quarter 2006, driven by higher managed account fees and net interest income from our lending business. Flows into managed account products were USD 6.4 billion in first quarter 2006, comparing favorably with the USD 4.0 billion figure for fourth quarter 2005. Recurring income represented about 56% of income in first quarter 2006 compared with 57% in fourth quarter 2005.

Revenues per advisor in first quarter 2006 were CHF 198,000, up from CHF 187,000 in fourth quarter. Financial ad-

visors numbered 7,374 on 31 March 2006, down 146 from 31 December 2005, mostly due to attrition among less productive advisors. As of first quarter 2006, the calculation of revenues per advisor includes net goodwill funding as acquisition costs are no longer disclosed separately when discussing results. Prior periods are shown on the same basis in tables and text.

Initiatives and achievements

UBS to acquire Piper Jaffray Companies’ private client branch network
In April, we announced the acquisition of the private client branch network of Piper Jaffray Companies for USD 500 million in cash. The acquisition, expected to close in third quarter, will cost USD 500 million in cash and an additional USD 75 million at closing, dependent on certain criteria and business thresholds being met. The transaction also includes the assignment of a portfolio of client loans of approximately USD 300 million.

Based in Minneapolis, Piper Jaffray has more than 800 financial advisors, 190,000 household relationships and total client assets of USD 52 billion. The business has nearly 90 branch offices located across 17 states.
Piper Jaffray’s financial advisors will be integrated into Wealth Management US, enhancing its presence in the Midwest and Western regions of the US.

Nearly 60,000 new accounts from RMA relaunch

In January, we re-launched our Resource Management Account (RMA). This integrates the investments, banking transactions, cash management, and financing activities of our clients into one account. The new RMA is enhanced and simplified. It has a new annual fee structure, client relationship fee caps, improved client statements, access to online services, ATM surcharge fee reimbursements and a new UBS-branded card program. By the end of March, nearly 60,000 new RMA accounts had been opened.

Results

In first quarter 2006, Wealth Management US reported record pre-tax profit of CHF 186 million, up 124% compared with CHF 83 million in fourth quarter 2005. On the same basis, but in US dollars, the operating result was 127% higher than fourth quarter 2005.

Operating income
Total operating income in first quarter 2006 was CHF 1,478 million, up 5% from the CHF 1,408 million reported in fourth quarter 2005. In US dollar terms, operating income was 6% higher than in fourth quarter. This reflected strong recurring income, which was driven by higher asset levels in managed account products and stronger net interest income from our lending business, the latter reflecting higher loan spreads. The result was also helped by higher transactional revenues and the gains related to the NYSE membership seats.

Operating expenses
In first quarter 2006, total operating expenses were CHF 1,292 million, down 2% from fourth quarter 2005. In US dollar terms, operating expenses were also down 2%. This reflected the significantly lower level of litigation provisions in first quarter 2006 compared to fourth quarter 2005.

Personnel expenses were CHF 968 million in first quarter 2006, up 9% from fourth quarter 2005. In US dollar terms, personnel expenses also increased 10% from the previous quarter, which included a credit to personnel expenses in relation to the treatment of certain long-term benefits to employees. Overall performance-related compensation rose with revenues, with salaries rising for non-financial advisor staff because of additional hiring for our strategic initiatives.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, decreased 26% to CHF 324 million in first quarter 2006 from CHF 436 million in fourth quarter 2005. In US dollar terms, first quarter non-personnel expenses were 25% lower than in fourth quarter 2005, reflecting lower litigation provisions.

Financial Businesses
4 May 2006

Personnel

The number of employees was 16,987 on 31 March 2006, 47 lower than on 31 December 2005. The number of staff other than financial advisors was 9,613 on 31 March 2006, up from 9,514 on 31 December 2005. The increase in first quarter 2006 reflected hiring for strategic initiatives and branch support.

Business Banking Switzerland

Business Unit reporting
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Interest income	819	831	836	(1)	(2)

Non-interest income	442	406	390	9	13

Income	1,261	1,237	1,226	2	3

Adjusted expected credit loss [1]	50	42	19	19	163

Total operating income	1,311	1,279	1,245	3	5

Cash components	617	582	602	6	2

Share-based components [2]	16	11	11	45	45

Total personnel expenses	633	593	613	7	3

General and administrative expenses	272	275	233	(1)	17

Services to / from other business units	(169)	(152)	(148)	(11)	(14)

Depreciation of property and equipment	16	22	16	(27)	0

Amortization of intangible assets	0	0	0

Total operating expenses	752	738	714	2	5

Business Unit performance before tax	559	541	531	3	5

KPIs

Invested assets (CHF billion)	158	153	143	3	10

Net new money (CHF billion) [3]	1.8	0.6	1.0

Cost / income ratio (%) [4]	59.6	59.7	58.2

Non-performing loans as a % of lending portfolio, gross	1.5	1.6	2.2

Impaired lending portfolio as a % of lending portfolio, gross	2.1	2.3	2.8

Capital return and BIS data

Return on allocated regulatory capital (%) [5]	26.3	25.6	24.9

BIS risk-weighted assets	85,160	85,051	86,045	0	(1)

Goodwill	0	0	0

Allocated regulatory capital [6]	8,516	8,505	8,605	0	(1)

Additional information	As at or for the quarter ended			% change from

	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Deferral (included in adjusted expected credit loss)	133	131	111	2	20

Client assets (CHF billion)	905	834	669	9	35

Personnel (full-time equivalents)	15,352	16,023	15,565	(4)	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
4 May 2006

Key performance indicators

Net new money, at CHF 1.8 billion in first quarter 2006, was up CHF 1.2 billion from fourth quarter 2005, as a number of our existing custody clients increased their investment management mandates.

Invested assets, at CHF 158 billion on 31 March 2006, rose CHF 5 billion on rising markets and net new money inflows.
In first quarter 2006, the cost / income ratio was 59.6%, down a slight 0.1 percentage points from fourth quarter 2005.

The loan portfolio, at CHF 141.9 billion on 31 March 2006, was CHF 0.6 billion above the level on 31 December 2005. Increased demand for private client mortgages more than offset the continuing workout of the recovery portfolio, which fell by CHF 0.2 billion to CHF 3.1 billion on 31 March 2006. The non-performing loans ratio improved to 1.5% on 31 March 2006 from 1.6% on 31 December 2005, while the impaired loan ratio was 2.1% at end-March against 2.3% at end-December.

The return on allocated regulatory capital was 26.3% in first quarter 2006, up from 25.6% in the previous quarter, with higher pre-tax profit slightly outpacing the small increase in allocated regulatory capital.

Initiatives and achievements

Edelweiss starts operations
Edelweiss, an independent company created to manage UBS’s Swiss facilities management activities, was launched on 1 January 2006 after the successful completion of a management buyout.

Its activities include commercial building management, construction project management, infrastructure and workplace maintenance, and logistics services. The new company offers facility management services to third parties as well as to UBS.
The management buyout resulted in the transfer of 650 jobs from UBS to the new company.

UBS offers business travel services with AirPlus
In late March, we announced our partnership with AirPlus, a major international business travel specialist, to offer Swiss-based companies business travel services. Clients using the new service, which has been available since April, will be able to take advantage of AirPlus’s centralized booking system and the UBS Visa Corporate Card, helping to simplify the administration of business trips by employees.

Results

In first quarter 2006, Business Banking Switzerland reported a pre-tax profit of CHF 559 million – CHF 18 million or 3% higher than in fourth quarter 2005. Operating income rose slightly on the increased asset base and the improvement in the adjusted expected credit loss result. Operating expenses, however, were also up, reflecting higher personnel expenses.

Operating income
Total operating income in first quarter 2006 was CHF 1,311 million, up CHF 32 million from fourth quarter 2005. A decrease in net interest income, which fell to CHF 819 million in first quarter 2006 from CHF 831 million in fourth quarter 2005, reflected the further reduction of the recovery portfolio. Non-interest income increased to CHF 442 million in first quarter from CHF 406 million a quarter earlier due to the higher asset base. Adjusted expected credit loss was a positive CHF 50 million, up from CHF 42 million in last quarter, because of the deferred benefit of the structural improvement in the loan portfolio.

Operating expenses
Total operating expenses increased to CHF 752 million in first quarter 2006, up 2% from CHF 738 million a quarter earlier. Personnel expenses increased to CHF 633 million in first quarter 2006 from CHF 593 million in fourth quarter 2005, mainly reflecting the one-time voluntary pension payment for retirees in Switzerland – as well as the annual salary increase effective in March 2006. These increases were partially offset by the fact that we no longer manage our facilities internally, but outsourced this activity to Edelweiss. Previously, most facility management costs were booked to personnel expenses. Now they are recorded as general and administrative expenses. General and administrative expenses in first quarter 2006, at CHF 272 million, were down CHF 3 million from fourth quarter. Without the line transfer, the decline would have been stronger, as first quarter was less affected by project and product development costs and year-end billing expenses. At CHF 169 million, net charges to other business units in first quarter 2006 increased by CHF 17 million from fourth quarter 2005. Reduced charges from the central IT infrastructure unit were partially offset by the lower charges we made to other business units related to IT projects. Depreciation in first quarter 2006 fell to CHF 16 million from CHF 22 million a quarter earlier, reflecting lower expenses for IT writeoffs.

Personnel

The number of personnel in Business Banking Switzerland was 15,352 on 31 March 2006, down by 671 from 31 December 2005, due to the outsourcing of our facility management activities.

Financial Businesses
4 May 2006

Global Asset Management

Global Asset Management’s pre-tax result was CHF 374 million in first quarter 2006, 23% higher than the CHF 305 million achieved in fourth quarter 2005, and 67% above the CHF 224 million reported in first quarter 2005. Strong performance fees earned in alternative and quantitative investments as well as in traditional asset classes combined with higher asset-based fees, reflecting both net new money inflows and rising financial markets, contributed to this performance.

Business Group reporting
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Institutional fees	462	388	300	19	54

Wholesale Intermediary fees	347	310	269	12	29

Total operating income	809	698	569	16	42

Cash components	293	241	230	22	27

Share-based components [1]	24	25	21	(4)	14

Total personnel expenses	317	266	251	19	26

General and administrative expenses	84	89	62	(6)	35

Services to / from other business units	29	31	27	(6)	7

Depreciation of property and equipment	5	6	5	(17)	0

Amortization of intangible assets	0	1	0	(100)

Total operating expenses	435	393	345	11	26

Business Group performance before tax	374	305	224	23	67

KPIs

Cost / income ratio (%) [2]	53.8	56.3	60.6

Institutional

Invested assets (CHF billion)	466	441	366	6	27

of which: money market funds	18	16	20	13	(10)

Net new money (CHF billion) [3]	7.1	4.3	5.1

of which: money market funds	2.0	(0.9)	0.9

Gross margin on invested assets (bps) [4]	41	36	34	14	21

1 Additionally includes related social security contributions and expenses related to alternative investment awards.  2 Operating expenses / operating income.   3 Excludes interest and dividend income.  4 Operating income (annualized) / average invested assets.

Business Group reporting (continued)
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Wholesale Intermediary

Invested assets (CHF billion)	335	324	269	3	25

of which: money market funds	61	62	64	(2)	(5)

Net new money (CHF billion) [1]	5.5	6.6	4.7

of which: money market funds	(1.0)	(1.1)	(2.5)

Gross margin on invested assets (bps) [2]	42	39	41	8	2

Capital return and BIS data

Return on allocated regulatory capital (%) [3]	93.5	69.9	63.9

BIS risk-weighted assets	1,765	1,570	1,986	12	(11)

Goodwill	1,427	1,438	1,245	(1)	15

Allocated regulatory capital [4]	1,604	1,595	1,444	1	11

Additional information	As at			% change from

	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Invested assets (CHF billion)	801	765	635	5	26

Personnel (full-time equivalents)	2,929	2,861	2,703	2	8

1 Excludes interest and dividend income.  2 Operating income (annualized) / average invested assets.  3 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost/income ratio was 53.8% in first quarter 2006, down 2.5 percentage points from fourth quarter 2005. The improvement was driven by higher institutional and wholesale intermediary revenues and lower general and administrative expenses, which were partly offset by higher personnel expenses.

Institutional

Institutional invested assets were CHF 466 billion on 31 March 2006, up by CHF 25 billion from 31 December 2005. The increase was mainly due to improving financial markets and inflows of net new money.

Net new money in the quarter was CHF 7.1 billion compared with CHF 4.3 billion in fourth quarter 2005. Excluding movements related to money market funds, net new money was CHF 5.1 billion, with major inflows in alternative and quantitative investments’ multi-manager products, fixed income and asset allocation mandates more than offsetting outflows in equities.

Financial Businesses
4 May 2006

     The gross margin rose to 41 basis points in first quarter 2006 from 36 basis points in fourth quarter 2005, with the improvement mainly due to higher performance fees.

Wholesale intermediary

Invested assets were CHF 335 billion on 31 March 2006, up by CHF 11 billion from 31 December 2005, reflecting both inflows of net new money and higher financial markets.

     Net new money was CHF 5.5 billion in first quarter 2006, down from CHF 6.6 billion in fourth quarter 2005. Excluding outflows related to money market funds, net new money was

CHF 6.5 billion. Strong inflows were seen into asset allocation funds in all regions as well as into equity funds in Europe.
The gross margin was 42 basis points in first quarter 2006, an increase of 3 basis points, reflecting higher performance fees. The previous quarter’s margin was also depressed by the effects of strong market performance and net new money towards the end of 2005, prompting asset levels to rise without a full impact on fourth quarter revenues.

Investment capabilities and performance

Global equity markets rose by more than 5% in first quarter. The actively managed global equity composite underperformed its benchmark for the quarter, despite positive contributions across some sectors, such as software. The underperformance was largely a result of stock selection in diversified financials and the underweight position in the strongly performing materials sector. Our growth equity capabilities saw the US Mid Cap Growth composite outperforming its benchmark while US Large Cap and US Small Cap both underperformed. Longer-term returns of all capabilities against their benchmarks remain strong.

Yields rose in nearly every developed bond market in first quarter 2006 as investors responded to a concerted tightening in monetary policy by central banks across major economies. Despite this, corporate bonds and mortgage-backed securities outperformed government bonds in first quarter 2006.
Global fixed income portfolios posted total returns well in excess of their performance benchmarks in first quarter 2006, sustaining their strong long-term track record.
Global balanced strategies lagged benchmarks somewhat during the quarter. Security selection in equities was mostly responsible, although this was partially offset by outperformance in fixed income. Currency selection made a positive contribution due to overweights to Asian currencies. Longer-term returns against benchmarks remain positive.
Real estate continued to see solid capital inflows in first quarter into institutional and wholesale real estate products. This was most noticeable in global real estate securities funds

Annualized
Composite	1 year	3 years		5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–		+		+

Global Bond Composite vs. Citigroup World Government Bond Index	–	–		+		+

Global Securities Composite vs. Global Securities Markets Index	–	+		+		+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	[1]	+	[1]	N/A

(+) above benchmark;  (–) under benchmark. All are after fees. A composite is an aggregation of portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.

based in Switzerland, which grew by more than CHF 500 million to CHF 1.3 billion. Newly launched real estate products in the UK and Continental Europe continued to attract interest from both investors and consultants. The quarter saw solid absolute performance in both private real estate funds and global real estate securities funds.

Alternative and quantitative investment strategies posted strong gains in first quarter 2006, as hedge fund strategies were generally positive across the spectrum. Single manager hedge fund strategies started positively in January and added to their gains in February and March, with the multi-strategy hedge fund and each of its components producing strong risk adjusted returns. Multi-manager funds also earned attractive risk adjusted returns in first quarter.

Results

Pre-tax profit in first quarter 2006 was CHF 374 million, an increase of 23% compared with the CHF 305 million reported in fourth quarter 2005. Strong performance fees earned in alternative and quantitative investments as well as in traditional asset classes combined with higher asset-based fees, reflecting both net new money inflows and rising financial markets, contributed to this performance. General and administrative expenses were lower, while personnel costs increased as the business continued to expand.

Operating income

Total operating income in first quarter 2006 was CHF 809 million, up 16% from CHF 698 million in the previous quarter. Institutional revenues totaled CHF 462 million in first quarter

2006, up from CHF 388 million in fourth quarter 2005, reflecting strong performance fees, mainly in alternative and quantitative investments, but also in traditional asset classes, and coupled with the impacts of a higher asset base. Wholesale intermediary revenues were CHF 347 million in first quarter 2006, up from CHF 310 million in fourth quarter 2005, mainly a result of higher asset-based fees in traditional asset classes and, to a lesser extent, an increase in performance fees in both traditional asset classes and alternative and quantitative investments.

Operating expenses

Total operating expenses increased to CHF 435 million in first quarter 2006, up from CHF 393 million a quarter earlier. Personnel expenses were CHF 317 million in first quarter 2006, up from CHF 266 million in fourth quarter 2005, mainly reflecting higher variable personnel expenses, rising in line with revenues, and the increase in the number of employees. General and administrative expenses decreased to CHF 84 million in first quarter 2006 from CHF 89 million in fourth quarter 2005, due to lower professional fees, travel and entertainment expenses, and IT costs. Net charges from other business units were CHF 29 million in first quarter 2006, slightly below last quarter’s charges of CHF 31 million.

Personnel

The number of employees was 2,929 on 31 March 2006, up 2% from 2,861 on 31 December 2005, reflecting the expansion of our business and hiring for support functions, mainly in the areas of compliance and operational risk.

Financial Businesses
4 May 2006

Investment Bank

In first quarter 2006, the Investment Bank posted a pre-tax profit of CHF 1,750 million, up 34% from the same period last year, making this our most profitable quarter ever. Revenue growth in all business areas more than offset an increase in compensation and general and administrative expenses.

Business Group reporting
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Equities	2,844	1,916	1,646	48	73

Fixed income, rates and currencies	2,448	1,817	2,283	35	7

Investment banking	666	850	465	(22)	43

Income	5,958	4,583	4,394	30	36

Adjusted expected credit loss [1]	12	7	8	71	50

Total operating income	5,970	4,590	4,402	30	36

Cash components	2,809	2,017	2,128	39	32

Share-based components [2]	385	297	284	30	36

Total personnel expenses	3,194	2,314	2,412	38	32

General and administrative expenses	799	671	493	19	62

Services to / from other business units	175	178	149	(2)	17

Depreciation of property and equipment	37	40	29	(8)	28

Amortization of intangible assets	15	15	12	0	25

Total operating expenses	4,220	3,218	3,095	31	36

Business Group performance before tax	1,750	1,372	1,307	28	34

Business Group reporting (continued)
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

KPIs

Compensation ratio (%) [3]	54	50	55

Cost / income ratio (%) [4]	70.8	70.2	70.4

Non-performing loans as a % of lending portfolio, gross	0.1	0.2	0.2

Impaired lending portfolio as a % of lending portfolio, gross	0.2	0.2	0.4

Average VaR (10-day 99%)	429	315	369	36	16

Capital return and BIS data

Return on allocated regulatory capital (%) [5]	36.1	28.6	32.5

BIS risk-weighted assets	148,912	151,313	130,666	(2)	14

Goodwill	4,406	4,309	3,911	2	13

Allocated regulatory capital [6]	19,297	19,440	16,978	(1)	14

Additional Information	As at			% change from

	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Deferral (included in adjusted expected credit loss)	47	41	33	15	42

Client assets (CHF billion)	163	164	153	(1)	7

Personnel (full-time equivalents)	18,734	18,174	17,194	3	9

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Personnel expenses / income.   4 Operating expenses / income.   5 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average.   6 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost / income ratio in first quarter 2006 was 70.8%, up from 70.4% in the same quarter a year earlier. Revenue growth outpaced increases in personnel expenses but was offset by rising general and administrative expenses, mainly for litigation provisions, including the provision for the settlement agreement with Sumitomo Corporation of CHF 112 million. IT and professional fees also rose.

     The compensation ratio for first quarter 2006 was 54%, down one percentage point from the same period a year earlier. The increase in personnel expenses, due to higher performance-related payments and higher salaries, reflecting both growth in staff numbers and pay rises, was more than offset by increased revenues.

     Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR), increased to CHF 429 million in first quarter 2006, from CHF 315 million in fourth quarter 2005. Interest rate risk remained the largest

Financial Businesses
4 May 2006

portion of the overall Investment Bank VaR, but the contribution of equities gained in significance over the period.

At the end of first quarter, the Investment Bank’s outstanding loans stood at CHF 86 billion, down from CHF 87 billion at 31 December 2005.

     The return on allocated regulatory capital was 36.1% in first quarter 2006, up from 32.5% a year ago, driven by rising profits, partially offset by a rise in risk-weighted assets, mainly reflecting an increase of drawn and undrawn credit facilities for corporate clients.

Initiatives and achievements

Corporate clients

According to data from Dealogic, we ranked seventh in terms of our share of the global fee pool at the end of first quarter 2006 with a market share of 4.7%. At the end of 2005 we ranked eighth with a market share of 5.0%.

     In first quarter, our debt capital market teams won six awards in The Banker magazine’s “Deal of the Year” issue, including awards for the USD 81.8 billion debt exchange offer for the Republic of Argentina and the EUR 500 million bond offering for Casino. Two of our equity capital market transactions were also named “Deal of the Year”. In addition, the Casino transaction was recognized by Euromoney as the “Corporate Innovation of the Year”.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the fifteenth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses also received a number of prestigious awards in first quarter. UBS was named the leading European equity research firm in Institutional Investor’s All Europe survey for the fifth year running, with ten first-placed research teams. The Financial Times recently reported that UBS ranked number two in both categories of the 2005 FTSE Eurofirst 100 brokerage table, which measures the performance of stock recommendations and the accuracy of earnings estimates, based on analysis by Starmine. In Asia, we were named Investment Bank Equity House of the Year by IFR Asia.
Our fixed income teams performed well in EuroWeek’s review of the year, placing first in subordinated bank capital. In the same review, clients rated us the second strongest institution in the primary bond market and ranked us the number two provider of impartial advice in the borrower’s poll. Our base and precious metals team saw a marked improvement in Risk magazine’s annual poll, with 13 rankings, including a number one rank for gold options.

Significant deals

Mergers and acquisitions

The momentum of mergers and acquisition activity continues to be strong, with global announced deal volumes rising 45% on the same period last year. In first quarter 2006, we advised on a total of 92 transactions with a deal volume of USD 208.7 billion. Our deal volume increased by 92% compared to the same period last year, more than twice the market’s growth. Transactions this quarter included:
–	joint financial advisor to a consortium led by Cerberus Capital Management, joined by Supervalu and CVS Corporation, in the acquisition of food-drug retailer Albertsons, for USD 17.4 billion

Global Fee Pool Market Share
	Quarter ended		Year ended
	31.3.06	31.3.05	31.12.05	31.12.04

in %	4.7	5.4	5.0	5.1

Rank	7	4	8	5

Source: Dealogic

–	joint advisor to Arcelor relating to the EUR 24.7 billion unsolicited offer by Mittal Steel
–	sole financial advisor to Vodafone Group on the GBP 8.9 billion sale of Vodafone Japan to Softbank.

Equity underwriting

In first quarter, global equity capital market volumes rose 25% compared to the same period last year. We were bookrunner for 12 initial public offerings, 45 secondary offerings and 12 convertible deals, translating to a 6.5% global market share and a fourth place in the league tables, according to Dealogic. Notable deals this quarter included:
–	joint bookrunner in the USD 531 million secondary offering of Weight Watchers International
–	sole bookrunner for USD 2.2 billion of mandatory exchangeable notes convertible into shares of Time Warner
–	joint bookrunner on the GBP 250 million initial public offering of HSBC Infrastructure Fund.

Fixed income underwriting

Conditions in the primary bond markets continued to improve, following the trend seen in the second half of 2005. Global market issuance increased by 19% over the same period in 2005 and was up 39% on last quarter. As funding costs remain attractive on an historical basis, we expect volumes to remain robust into second quarter 2006. Key highlights included:
–	joint bookrunner on J. Sainsbury’s GBP 2.1 billion issue of commercial mortgage backed securities and its GBP 1.7 billion tender for outstanding unsecured bonds
–	joint bookrunner on Deutsche Telekom’s USD 2.5 billion multi-tranche issue
–	joint bookrunner on the Republic of Philippines’ USD 2 billion issue due 2030.

Results

Pre-tax profit in first quarter 2006 was CHF 1,750 million, up 34% from first quarter 2005, making it our most profitable quarter ever. The strong revenues generated by all three business areas more than offset the increase in expenses. Cost levels rose mainly due to higher personnel expenses, reflecting revenue and business growth and the inclusion of the provision for the settlement agreement with Sumitomo Corporation. Compared to fourth quarter 2005, pre-tax profit was up 28%.

Operating income

Total operating income in first quarter 2006 was CHF 5,970 million, up 36% from the same quarter a year earlier.
The equities business posted a very strong result with revenues of CHF 2,844 million, up 73% from the same period in 2005, as the improvement in market conditions seen towards the end of last year continued into first quarter 2006. We saw significant growth in our derivatives business, particularly in Asia, as well as in prime brokerage. Cash equity revenues reported very strong growth as a result of volume increases in both Europe and Asia. Proprietary trading performed well. Exchange-traded derivatives and equity linked products also had a good quarter, benefiting from a recovery in convertibles markets. Revenues were further enhanced by gains on our NYSE membership seats, which were exchanged into shares when it went public, and the partial disposal of our stake in Babcock & Brown, a global investment firm focusing on structured finance and the syndication of assets. Compared to fourth quarter 2005, equities revenues rose 48%, with increases in most businesses.
Fixed income, rates and currencies revenues were CHF 2,448 million in first quarter 2006, up 7% from the same quarter a year ago. This reflects solid performances in our established businesses, and the strengthening of the US dollar against the Swiss franc. Fixed income saw increases in the rates business, underpinned by a strong performance in derivatives. Commodities revenues, mainly in energy, were up significantly from first quarter 2005. Metals overall also performed very well, especially in the precious metals environment, as a result of significantly increased demand for and price volatility in gold. Despite increased revenues in high yield trading, however, our credit fixed income business was down overall. Credit default swaps hedging loan exposures recorded losses of CHF 95 million, compared to gains of CHF 91 million a year ago. Municipal securities essentially remained flat on the prior year. Principal finance saw a higher result while commercial real estate recorded a decline. Performance in our foreign exchange and cash and collateral trading businesses was very strong across the board, benefiting from strong volume increases and generally favorable trading conditions. Compared to fourth quarter 2005, fixed income, rates and currencies revenues were up 35%, with revenue increases in practically all businesses.
Investment banking revenues, at CHF 666 million, rose 43% from first quarter 2005. This strong performance reflected revenue growth in all regions, particularly in Europe. Revenues from our advisory business saw significant increases this quarter in comparison with the same period last year. Debt

Financial Businesses
4 May 2006

and equity capital markets growth was not quite as high, while revenues from our syndicated finance business achieved solid results. Compared to the seasonally strong and record fourth quarter 2005, investment banking revenues were down 22% overall with only syndicated finance reporting increased revenues.

Operating expenses

Total operating expenses in first quarter 2006 were CHF 4,220 million, up 36% from the same period last year.
Personnel expenses were CHF 3,194 million, up 32% from a year earlier, reflecting higher accruals for cash bonuses, which rose with revenues, as well as increases in salaries and staff levels. Share-based compensation in first quarter rose 36% from the year-earlier quarter. This reflects the increase in both numbers of shares awarded and share price, offsetting the impact of lower expenses for option awards.
General and administrative expenses increased by 62% to CHF 799 million. The rise was primarily driven by litigation provisions, including the provision for the settlement agreement with Sumitomo Corporation (CHF 112 million). IT outsourcing costs rose, partly reflecting investments in our infrastructure. Professional fees were up as well, driven by strategic growth initiatives and by the increasingly complex regulatory requirements. Other general and administrative costs, including travel and telecommunications, were also up on the year, mainly due to higher business volumes.
Depreciation expense was CHF 37 million, up 28% on first quarter 2005 due to an increase in property depreciation.

Personnel

The number of employees was 18,734 on 31 March 2006, up 560 or 3% from the end of 2005 and 1,540 or 9% higher than the same period a year earlier. Compared to last quarter, increases were mainly seen in IT and other logistics areas driven by our continued investment in our infrastructure. We also increased staff numbers in our fixed income, rates and currencies and investment banking businesses in support of the expansion of our franchise.

Corporate Center

Corporate Center recorded a pre-tax loss of CHF 170 million in first quarter 2006 compared to a loss from continuing operations of CHF 242 million in fourth quarter 2005 and CHF 26 million in first quarter 2005.

Business Group reporting
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Income	142	111	181	28	(22)

Credit loss (expense) / recovery [1]	28	88	112	(68)	(75)

Total operating income	170	199	293	(15)	(42)

Cash components	283	350	237	(19)	19

Share-based components [2]	28	27	22	4	27

Total personnel expenses	311	377	259	(18)	20

General and administrative expenses	314	315	252	0	25

Services to / from other business units	(465)	(457)	(420)	(2)	(11)

Depreciation of property and equipment	176	204	223	(14)	(21)

Amortization of intangible assets	4	2	5	100	(20)

Total operating expenses [3]	340	441	319	(23)	7

Business Group performance from continuing operations before tax	(170)	(242)	(26)	30	(554)

Business Group performance from discontinued operations before tax	0	4,153	136	(100)	(100)

Business Group performance before tax	(170)	3,911	110

Additional information	As at			% change from
	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

BIS risk-weighted assets	9,153	8,143	11,183	12	(18)

Personnel (full-time equivalents)	4,059	3,922	5,365	3	(24)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,417	1,370	2,897	3	(51)

Personnel for ITI (full-time equivalents)	2,642	2,552	2,468	4	7

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Financial Businesses
4 May 2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 170 million in first quarter 2006, compared with a loss of CHF 26 million in the same period a year earlier. Credit loss recoveries decreased substantially and personnel expenses increased compared to first quarter 2005 as we hired new employees.

Operating income

Total operating income was CHF 170 million in first quarter 2006, down CHF 123 million from CHF 293 million a year ago, reflecting substantially lower credit loss recoveries and a decline in income.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit losses charged to the business units and the actual credit loss recognized in the UBS financial statements. In first quarter 2006, UBS recorded a recovery of CHF 83 million, compared to a recovery of CHF 137 million in first quarter 2005. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 28 million in first quarter 2006 and CHF 112 million in the same period a year earlier.
The decrease in total operating income in first quarter 2006 was also due to the year-earlier gains on a financial participation largely attributable to minority investors. In addition, this quarter we paid a transaction fee to the Investment Bank for the sale of Motor-Columbus. This was partially offset by higher returns from the increased equity base. Higher revenues from certain of our interest rate swaps also compensated for some of the decline in operating income. The swaps in question were those that economically hedge the part of UBS’s Swiss franc mortgage portfolio not funded by Swiss franc deposits and which do not qualify for hedge accounting treatment under IAS 39.

Operating expenses

Total operating expenses were CHF 340 million in first quarter 2006, up by 21 million from CHF 319 million in the same quarter in 2005. Personnel expenses were CHF 311 million, up 20% from CHF 259 million in first quarter 2005. We hired employees to support business growth and due to requirements arising from the increasingly complex regulatory envi-

ronment. We also made higher accruals for performance-related compensation. The increase also reflects hiring in our IT infrastructure business to support the continued growth of UBS’s business. General and administrative expenses increased 25% to CHF 314 million in first quarter 2006 compared with first quarter 2005, reflecting higher IT infrastructure costs and higher value-added tax (VAT) accruals. Other businesses were charged CHF 465 million for services provided by our corporate functions in first quarter 2006, compared to CHF 420 million in the same period a year ago, mainly reflecting higher IT infrastructure charges for services provided to the business groups. Depreciation decreased by CHF 47 million from CHF 223 million to CHF 176 million as several software components came to the end of their depreciation cycle.

IT infrastructure

In first quarter 2006, the information technology infrastructure cost per full-time employee was CHF 6,839, up CHF 305 from CHF 6,534 in the same period a year earlier. The increase was mainly driven by the appreciation of the US dollar against the Swiss franc, as a large portion of ITI costs are denominated in US dollars.

Personnel

Compared with fourth quarter 2005, the number of Corporate Center personnel in first quarter 2006 increased by 137 or 3% to 4,059. Staff numbers in IT infrastructure increased by 90 or 4% to 2,642 employees in support of business growth. Higher staff levels were also recorded in the internal audit, controlling and legal functions due to the increased complexity of accounting regulations.

Industrial Holdings

Industrial Holdings
4 May 2006

Industrial Holdings

Income statement
	Quarter ended			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Continuing operations

Revenues from industrial holdings	344	444	506	(23)	(32)

Other income	206	128	252	61	(18)

Total operating income	550	572	758	(4)	(27)

Personnel expenses	100	125	143	(20)	(30)

General and administrative expenses	81	101	116	(20)	(30)

Services to / from other business units	3	3	2	0	50

Depreciation of property and equipment	20	27	27	(26)	(26)

Amortization of intangible assets	2	30	1	(93)	100

Goods and materials purchased	145	210	232	(31)	(38)

Total operating expenses	351	496	521	(29)	(33)

Operating profit from continuing operations before tax	199	76	237	162	(16)

Tax expense	1	71	66	(99)	(98)

Net profit from continuing operations	198	5	171		16

Discontinued operations

Profit from discontinued operations before tax	448	185	111	142	304

Tax expense	86	(7)	24		258

Net profit from discontinued operations	362	192	87	89	316

Net profit	560	197	258	184	117

Net profit attributable to minority interests	104	47	60	121	73

from continuing operations	56	(5)	(3)

from discontinued operations	48	52	63	(8)	(24)

Net profit attributable to UBS shareholders	456	150	198	204	130

from continuing operations	142	10	174		(18)

from discontinued operations	314	140	24	124

Private Equity [1]
	As at			% change from
CHF billion	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Investment [2]	0.7	0.7	1.2	0	(42)

Portfolio fair value	1.1	1.0	1.5	10	(27)

Additional information	As at or for the quarter ended			% change from
	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Cost / income ratio (%) [3]	63.8	86.7	68.7

BIS risk-weighted assets (CHF million)	1,028	2,035	2,606	(49)	(61)

Personnel (full-time equivalents)	10,007	21,636	29,990	(54)	(67)

1 Only comprises financial investments available-for-sale.  2  Historical cost of investments made, less divestments and impairments.  3 Operating expenses / operating income.

Major participations

The sale of UBS’s 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), which was included in this segment, was successfully completed on 23 March 2006. The sale price was set at CHF 1.3 billion, resulting in a pre-tax gain for UBS of CHF 365 million. The net disposal gain of CHF 290 million and the operating result of CHF 72 million realized during the quarter before the deal closed are reported as discontinued operations after tax. All prior periods have been restated accordingly.

Results

In first quarter 2006, industrial holdings reported a net profit from continuing operations of CHF 198 million, of which CHF 142 million was attributable to UBS shareholders.

Fully consolidated investments realized gains of CHF 181 million in first quarter 2006 following the sale of underlying businesses.
Private equity treated as “Financial investments available-for-sale” achieved divestment gains of CHF 37 million in first quarter 2006, with writedowns of CHF 3 million.
The level of these investments was stable at CHF 0.7 billion. The fair value of this part of the portfolio increased slightly by CHF 0.1 billion to CHF 1.1 billion in first quarter 2006 due to revaluations, offset by successful divestments. Unfunded commitments on 31 March 2006 were CHF 323 million, down from CHF 367 million at the end of December 2005.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
4 May 2006

Balance Sheet

UBS’s total assets stood at CHF 2,173 billion on 31 March 2006, up from CHF 2,060 billion at year-end 2005. Asset growth was driven by increases in collateral trading (up CHF 112 billion) and the trading portfolio (up CHF 38 billion). This was partially offset by a drop in positive replacement values (down CHF 36 billion), currency fluctuations (CHF 4 billion) and a slight reduction in loans to customers (down CHF 2 billion).

Lending and borrowing

Loans to customers totaled CHF 268 billion on 31 March 2006, down marginally from CHF 270 billion on 31 December 2005. Net loans in the Investment Bank dropped in first quarter, mainly reflecting decreased customer lending in global syndicated finance and reduced lending to US mortgage originators. This was mostly offset by higher lending activity in Global Wealth Management and Business Banking, driven by growth in our Swiss mortgage business and collateralized lending in the international wealth management business. UBS’s borrowing position rose CHF 55 billion, mainly driven by an increase in client and interbank deposits and, to a lesser extent, by additional commercial paper issued in the US.

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 817 billion on 31 March 2006, up CHF 112 billion from 31 December 2005. This rise stems largely from the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that market risks cancel out), primarily in high-quality collateral, driven by higher client demands for such collateral and additional equity finance activities (securities borrowing and lending).

Trading portfolio/derivative instruments

Between 31 December 2005 and 31 March 2006, trading assets increased CHF 38 billion to CHF 692 billion, while the replacement value of derivative instruments decreased by CHF 36 billion to CHF 298 billion, reflecting movements in interest rates and currencies. Trading assets inventory in equities rose by CHF 30 billion due to rising stock markets and delta hedges on fair value notes issued. The value of debt instruments rose by CHF 5 billion, mainly due to higher positions in commercial paper and asset-backed securities. In precious metals, trading assets grew as well, by CHF 4 billion. Traded loans fell CHF 1 billion.

Capital Management

We are committed to being one of the best-capitalized global financial services firms with sound capital ratios and strong debt ratings. Our strong balance sheet allows us to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. After exploiting any such opportunities, we will continue to return excess capital to our shareholders through dividends, par value reductions or share buybacks, while maintaining our BIS Tier 1 ratio at a high level.
Risk-weighted assets stood at CHF 311.8 billion, up CHF 1.4 billion from 31 December 2005. Off-balance sheet positions rose, mainly due to credit risk facilities provided to Investment Bank clients and derivative contracts in cross-currency interest rate swaps, which were driven by higher transaction levels. This was offset by lower risk-weighted assets related to the assets on our balance sheet, mainly in our Investment Bank, reflecting the effect of netting opportunities and outpacing the growth in Global Wealth Management & Business Banking’s loan book. It also reflects the disposal of Motor-Columbus.
BIS Tier 1 capital was CHF 40.3 billion, up from CHF 39.9 billion at the end of 2005, driven by the strong quarterly profits, largely offset by dividend accruals, share repurchases, a reduction in the minority interest and differences between financial accounting and capital adequacy rules. As a result, the BIS Tier 1 ratio was 12.9% on 31 March 2006, unchanged from 31 December 2005.

Buyback program

We terminated our 2005 / 2006 share buyback program on 7 March 2006, after purchasing 3,215,000 shares for CHF 429 million this quarter. Under the same program, a total of 37,100,000 shares for an average price of CHF 108.53, representing a total cost of CHF 4,026 million, were repurchased this year and last. The shares will be canceled in July 2006 following shareholder approval at the Annual General Meeting in April.
We started a new 2006 / 2007 buyback program on 8 March 2006, which will again lead to a cancellation of repurchased shares. The program will allow us to repurchase up to CHF 5 billion in shares and will run until 7 March 2007. We will seek approval for the cancellation of shares bought back under this program at the Annual General Meeting in April 2007. As of 31 March 2005, we had not yet bought back any shares under the new program.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury

BIS capital and ratios
	As at			% change from
CHF million, except where indicated	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Risk-weighted assets	311,827	310,409	286,014	0	9

BIS Tier 1 capital	40,314	39,943	32,816	1	23

of which hybrid Tier 1 capital [1]	4,974	4,975	3,111	0	60

BIS total capital	43,968	43,917	37,197	0	18

Tier 1 (%)	12.9	12.9	11.5

of which hybrid Tier 1 capital (%)[1]	1.6	1.6	1.1

Total BIS (%)	14.1	14.1	13.0

1 Trust preferred securities.

UBS shares and market capitalization
	As at			% change from
Number of shares, except where indicated	31.3.06	31.12.05	31.3.05	31.12.05	31.3.05

Total ordinary shares issued	1,089,215,623	1,088,632,522	1,127,441,123	0	(3)

Second trading line treasury shares

2004 program	0	0	(39,935,094)

2005 program	(37,100,000)	(33,885,000)	0

Shares outstanding for market capitalization	1,052,115,623	1,054,747,522	1,087,506,029	0	(3)

Share price (CHF)	143.20	125.10	101.00	14	42

Market capitalization (CHF million)	150,663	131,949	109,838	14	37

Total treasury shares	90,058,071	104,259,874	103,890,943	(14)	(13)

Balance Sheet & Capital Management
4 May 2006

shares and deduct them from shareholders’ equity. Our holding of own shares decreased to 90,058,071, or 8.3% of shares issued on 31 March 2006, from 104,259,874 or 9.6% of shares issued on 31 December 2005. The decrease reflects shares we delivered to employees in first quarter as part of employee share or option programs, outweighing the impact of treasury shares purchased.

Of the currently held treasury shares, 37,100,000 were bought for cancellation whereas the other 52,958,071 mainly cover employee share and option programs, and, to a limited extent, share delivery obligations related to the acquisition of remaining ownership interests in Canadian subsidiary UBS Bunting Limited, and market-making activities at the Investment Bank. The Investment Bank acts as a market-maker in UBS shares and derivatives on UBS shares. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Financial Statements

Financial Statements
4 May 2006

Financial Statements

Income statement (unaudited)

		Quarter ended			% change from

CHF million, except per share data	Note	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Continuing operations

Interest income	3	19,046	15,686	12,537	21	52

Interest expense	3	(17,196)	(13,476)	(9,865)	28	74

Net interest income	3	1,850	2,210	2,672	(16)	(31)

Credit loss (expense) / recovery		83	132	137	(37)	(39)

Net interest income after credit loss expense		1,933	2,342	2,809	(17)	(31)

Net fee and commission income	4	6,229	5,947	4,899	5	27

Net trading income	3	3,701	2,251	1,917	64	93

Other income	5	723	181	438	299	65

Revenues from industrial holdings		344	444	506	(23)	(32)

Total operating income		12,930	11,165	10,569	16	22

Personnel expenses	6	6,300	5,239	5,112	20	23

General and administrative expenses	7	1,985	2,060	1,534	(4)	29

Depreciation of property and equipment		290	341	332	(15)	(13)

Amortization of intangible assets		36	63	31	(43)	16

Goods and materials purchased		145	210	232	(31)	(38)

Total operating expenses		8,756	7,913	7,241	11	21

Operating profit from continuing operations before tax		4,174	3,252	3,328	28	25

Tax expense		843	535	702	58	20

Net profit from continuing operations		3,331	2,717	2,626	23	27

Discontinued operations

Profit from discontinued operations before tax		448	4,338	247	(90)	81

Tax expense		86	406	40	(79)	115

Net profit from discontinued operations		362	3,932	207	(91)	75

Net profit		3,693	6,649	2,833	(44)	30

Net profit attributable to minority interests		189	162	208	17	(9)

from continuing operations		141	110	145	28	(3)

from discontinued operations		48	52	63	(8)	(24)

Net profit attributable to UBS shareholders		3,504	6,487	2,625	(46)	33

from continuing operations		3,190	2,607	2,481	22	29

from discontinued operations		314	3,880	144	(92)	118

Earnings per share

Basic earnings per share (CHF)	8	3.55	6.56	2.60	(46)	37

from continuing operations		3.23	2.64	2.45	22	32

from discontinued operations		0.32	3.92	0.15	(92)	113

Diluted earnings per share (CHF)	8	3.39	6.28	2.48	(46)	37

from continuing operations		3.08	2.53	2.34	22	32

from discontinued operations		0.31	3.75	0.14	(92)	121

Balance sheet (unaudited)

	% change from

CHF million	31.3.06	31.12.05	31.12.05

Assets

Cash and balances with central banks	5,661	5,359	6

Due from banks	38,695	33,644	15

Cash collateral on securities borrowed	356,578	300,331	19

Reverse repurchase agreements	460,657	404,432	14

Trading portfolio assets	522,575	499,297	5

Trading portfolio assets pledged as collateral	169,110	154,759	9

Positive replacement values	297,740	333,782	(11)

Financial assets designated at fair value	895	1,153	(22)

Loans	268,026	269,969	(1)

Financial investments	6,681	6,551	2

Accrued income and prepaid expenses	10,671	8,918	20

Investments in associates	1,569	2,956	(47)

Property and equipment	6,916	9,423	(27)

Goodwill and other intangible assets	12,420	13,486	(8)

Other assets	15,024	16,190	(7)

Total assets	2,173,218	2,060,250	5

Liabilities

Due to banks	137,134	124,328	10

Cash collateral on securities lent	83,545	77,267	8

Repurchase agreements	555,995	478,508	16

Trading portfolio liabilities	205,223	188,631	9

Negative replacement values	295,917	337,663	(12)

Financial liabilities designated at fair value	129,581	117,401	10

Due to customers	468,607	451,533	4

Accrued expenses and deferred income	15,129	18,392	(18)

Debt issued	173,557	160,710	8

Other liabilities	55,109	53,874	2

Total liabilities	2,119,797	2,008,307	6

Equity

Share capital	871	871	0

Share premium	9,158	9,992	(8)

Net gains / (losses) not recognized in the income statement, net of tax	279	(182)

Revaluation reserve from step acquisitions, net of tax	38	101	(62)

Retained earnings	47,918	44,414	8

Equity classified as obligation to purchase own shares	(119)	(133)	11

Treasury shares	(10,295)	(10,739)	4

Equity attributable to UBS shareholders	47,850	44,324	8

Equity attributable to minority interests	5,571	7,619	(27)

Total equity	53,421	51,943	3

Total liabilities and equity	2,173,218	2,060,250	5

Financial Statements
4 May 2006

Statement of changes in equity (unaudited)

	Quarter ended

CHF million	31.3.06	31.3.05

Share capital

Balance at the beginning of the period	871	901

Issue of share capital	0	1

Balance at the end of the period	871	902

Share premium

Balance at the beginning of the period	9,992	9,231

Premium on shares issued and warrants exercised	372	136

Net premium / (discount) on treasury share and own equity derivative activity	20	(108)

Employee share and share option plans	(1,226)	(152)

Balance at the end of the period	9,158	9,107

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the period	(432)	(2,520)

Movements during the period	(119)	712

Subtotal – balance at the end of the period	(551)	(1,808)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the period	931	761

Net unrealized gains / (losses) on available-for-sale investments	701	63

Impairment charges reclassified to the income statement	2	20

Realized gains reclassified to the income statement	(93)	(94)

Subtotal – balance at the end of the period	1,541	750

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the period	(681)	(322)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(141)	(369)

Net realized (gains) / losses reclassified to the income statement	111	72

Subtotal – balance at the end of the period	(711)	(619)

Balance at the end of the period	279	(1,677)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the period	101	90

Movements during the period	(63)	0

Balance at the end of the period	38	90

Retained earnings

Balance at the beginning of the period	44,414	37,001

Net profit attributable to UBS shareholders for the period	3,504	2,625

Balance at the end of the period	47,918	39,626

Equity classified as obligation to purchase own shares

Balance at the beginning of the period	(133)	(96)

Movements during the period	14	(94)

Balance at the end of the period	(119)	(190)

Statement of changes in equity (continued) (unaudited)

	Quarter ended

CHF million	31.3.06	31.3.05

Treasury shares

Balance at the beginning of the period	(10,739)	(11,105)

Acquisitions	(2,226)	(1,696)

Disposals	2,670	3,073

Balance at the end of the period	(10,295)	(9,728)

Equity attributable to UBS shareholders	47,850	38,130

Equity attributable to minority interests

Balance at the beginning of the period	7,619	5,426

Other increases	16	12

Decreases and dividend payments	(2,248)	(198)

Foreign currency translation	(5)	168

Minority interest in net profit	189	208

Balance at the end of the period	5,571	5,616

Total equity	53,421	43,746

Financial Statements
4 May 2006

Statement of cash flows (unaudited)

	Quarter ended

CHF million	31.3.06	31.3.05

Cash flow from / (used in) operating activities

Net profit	3,693	2,833

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	328	389

Amortization of intangible assets	79	80

Credit loss expense / (recovery)	(83)	(137)

Equity in income of associates	(62)	(62)

Deferred tax expense / (benefit)	468	138

Net loss / (gain) from investing activities	(1,006)	(367)

Net loss / (gain) from financing activities	2,721	(519)

Net (increase) / decrease in operating assets:

Net due from / to banks	12,384	8,179

Reverse repurchase agreements and cash collateral on securities borrowed	(112,472)	(47,674)

Trading portfolio and net replacement values	(12,896)	(27,451)

Loans / due to customers	19,100	846

Accrued income, prepaid expenses and other assets	(3,043)	(729)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	83,765	35,170

Accrued expenses and other liabilities	1,315	4,316

Income taxes paid	(651)	(404)

Net cash flow from / (used in) operating activities	(6,360)	(25,392)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(335)	(47)

Disposal of subsidiaries and associates	876	318

Purchase of property and equipment	(459)	(331)

Disposal of property and equipment	436	70

Net (investment in) / divestment of financial investments	1,108	(325)

Net cash flow from / (used in) investing activities	1,626	(315)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	14,796	31,226

Net movements in treasury shares and own equity derivative activity	(390)	1,253

Capital issuance	0	1

Issuance of long-term debt, including financial liabilities designated at fair value	12,162	12,004

Repayment of long-term debt, including financial liabilities designated at fair value	(4,244)	(3,545)

Increase in minority interests	5	0

Dividend payments to / purchase from minority interests	(191)	(199)

Net cash flow from / (used in) financing activities	22,138	40,740

Effects of exchange rate differences	249	1,805

Net increase / (decrease) in cash and cash equivalents	17,653	16,838

Cash and cash equivalents, beginning of the period	91,042	87,091

Cash and cash equivalents, end of the period	108,695	103,929

Cash and cash equivalents comprise:

Cash and balances with central banks	5,661	5,258

Money market paper [1]	71,799	60,916

Due from banks with original maturity of less than three months	31,235	37,755

Total	108,695	103,929

1 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments. CHF 5,191 million and CHF 3,520 million were pledged on 31 March 2006 and 31 March 2005, respectively.

Cash paid for interest was CHF 18,475 million and CHF 8,311 million during the first quarter of 2006 and 2005, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2005 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2005.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Amendment to the fair value option

In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option (“Revised Fair Value Option”). UBS adopted the Revised Fair Value Option for financial instruments on a prospective basis on 1 January 2006.
Prior to 1 January 2006, UBS has designated almost all of its issued hybrid debt instruments as financial liabilities held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets have also been designated as financial assets held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception as held at fair value through profit and loss and cannot subsequently be changed. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income. Under the Revised Fair Value Option, UBS continues to account for these existing financial instruments as financial assets and financial liabilities at fair value through profit or loss as the conditions for designating these instruments as held at fair value through profit and loss continue to be met on the basis that they are either hybrid instruments which would otherwise have to be bifurcated into debt host contracts and embedded derivatives or because they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management as such.
UBS also plans to apply the fair value option to certain new loans and loan commitments starting in second or third quarter 2006. These loans and loan commitments are hedged, at inception, with credit derivatives.

Financial Statements
4 May 2006

Note 2 Reporting by Business Group

For the three months ended 31 March 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and mana gement responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.
Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center.
Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

						Industrial
Financial Businesses						Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

2,649	1,478	1,261	809	5,958	142	550	12,847

(1)	0	54	0	30	0	0	83

2,648	1,478	1,315	809	5,988	142	550	12,930

777	968	633	317	3,194	311	100	6,300

208	227	272	84	799	314	81	1,985

362	65	(169)	29	175	(465)	3	0

17	19	16	5	37	176	20	290

2	13	0	0	15	4	2	36

						145	145

1,366	1,292	752	435	4,220	340	351	8,756

1,282	186	563	374	1,768	(198)	199	4,174

						448	448

1,282	186	563	374	1,768	(198)	647	4,622

							843

							86

							3,693

2,649	1,478	1,261	809	5,958	142	550	12,847

(7)	0	50	0	12	28	0	83

2,642	1,478	1,311	809	5,970	170	550	12,930

777	968	633	317	3,194	311	100	6,300

208	227	272	84	799	314	81	1,985

362	65	(169)	29	175	(465)	3	0

17	19	16	5	37	176	20	290

2	13	0	0	15	4	2	36

						145	145

1,366	1,292	752	435	4,220	340	351	8,756

1,276	186	559	374	1,750	(170)	199	4,174

					0	448	448

1,276	186	559	374	1,750	(170)	647	4,622

							843

							86

							3,693

Financial Statements
4 May 2006

Note 2 Reporting by Business Group (continued)

For the three months ended 31 March 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments: Private Banks & GAM (which was sold on 2 December 2005) and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.
Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.
Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

2,071	1,233	1,226	569	4,394	0	181	758	10,432

1	0	108	0	28	0	0	0	137

2,072	1,233	1,334	569	4,422	0	181	758	10,569

618	816	613	251	2,412	0	259	143	5,112

187	191	233	62	493	0	252	116	1,534

331	59	(148)	27	149	0	(420)	2	0

17	15	16	5	29	0	223	27	332

2	11	0	0	12	0	5	1	31

							232	232

1,155	1,092	714	345	3,095	0	319	521	7,241

917	141	620	224	1,327	0	(138)	237	3,328

					133	3	111	247

917	141	620	224	1,327	133	(135)	348	3,575

								702

								40

								2,833

2,071	1,233	1,226	569	4,394	0	181	758	10,432

(1)	(1)	19	0	8	0	112	0	137

2,070	1,232	1,245	569	4,402	0	293	758	10,569

618	816	613	251	2,412	0	259	143	5,112

187	191	233	62	493	0	252	116	1,534

331	59	(148)	27	149	0	(420)	2	0

17	15	16	5	29	0	223	27	332

2	11	0	0	12	0	5	1	31

							232	232

1,155	1,092	714	345	3,095	0	319	521	7,241

915	140	531	224	1,307	0	(26)	237	3,328

					128	8	111	247

915	140	531	224	1,307	128	(18)	348	3,575

								702

								40

								2,833

Financial Statements
4 May 2006

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Net interest income	1,850	2,210	2,672	(16)	(31)

Net trading income	3,701	2,251	1,917	64	93

Total net interest and trading income	5,551	4,461	4,589	24	21

Breakdown by business activity
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Equities	1,466	1,084	936	35	57

Fixed income	1,829	1,240	1,748	48	5

Foreign exchange	491	409	372	20	32

Other	99	77	65	29	52

Net income from trading activities	3,885	2,810	3,121	38	24

Net income from interest margin products	1,396	1,397	1,296	0	8

Net income from treasury and other activities	270	254	172	6	57

Total net interest and trading income	5,551	4,461	4,589	24	21

Note 3 Net Interest and Trading Income (continued)

Net interest income
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Interest income

Interest earned on loans and advances	3,227	3,162	2,308	2	40

Interest earned on securities borrowed and reverse repurchase agreements	8,981	7,579	4,166	18	116

Interest and dividend income from trading portfolio	6,812	4,919	6,049	38	13

Interest income on financial assets designated at fair value	10	7	1	43	900

Interest and dividend income from financial investments	16	19	13	(16)	23

Total	19,046	15,686	12,537	21	52

Interest expense

Interest on amounts due to banks and customers	3,634	3,503	1,970	4	84

Interest on securities lent and repurchase agreements	7,838	6,530	3,734	20	110

Interest and dividend expense from trading portfolio	3,012	1,003	2,816	200	7

Interest on financial liabilities designated at fair value	1,045	935	427	12	145

Interest on debt issued	1,667	1,505	918	11	82

Total	17,196	13,476	9,865	28	74

Net interest income	1,850	2,210	2,672	(16)	(31)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income[1]
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Equities	1,867	1,210	627	54	198

Fixed income[2]	846	185	622	357	36

Foreign exchange and other	988	856	668	15	48

Net trading income	3,701	2,251	1,917	64	93

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (2,721) million for the quarter ended 31 March 2006, CHF (1,710) million for the quarter ended 31 December 2005, and CHF 519 million for the quarter ended 31 March 2005 related to Financial liabilities designated at fair value. For the quarter ended 31 March 2006, CHF (3,526) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 805 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Also included in the Net trading income table are fair value changes of CHF (158) million for the quarter ended 31 March 2006, CHF (113) million for the quarter ended 31 December 2005, and CHF 0 million for the quarter ended 31 March 2005 related to financial assets designated at fair value.

Financial Statements
4 May 2006

Note 4 Net Fee and Commission Income
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Equity underwriting fees	335	407	332	(18)	1

Bond underwriting fees	358	386	370	(7)	(3)

Total underwriting fees	693	793	702	(13)	(1)

Corporate finance fees	349	509	187	(31)	87

Brokerage fees	2,103	1,822	1,595	15	32

Investment fund fees	1,448	1,313	1,079	10	34

Fiduciary fees	58	58	49	0	18

Custodian fees	307	318	270	(3)	14

Portfolio and other management and advisory fees	1,586	1,474	1,239	8	28

Insurance-related and other fees	107	84	89	27	20

Total securities trading and investment activity fees	6,651	6,371	5,210	4	28

Credit-related fees and commissions	65	87	74	(25)	(12)

Commission income from other services	275	266	240	3	15

Total fee and commission income	6,991	6,724	5,524	4	27

Brokerage fees paid	447	463	371	(3)	20

Other	315	314	254	0	24

Total fee and commission expense	762	777	625	(2)	22

Net fee and commission income	6,229	5,947	4,899	5	27

Note 5 Other Income
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries	3	(11)	8		(63)

Net gains from disposals of investments in associates	0	0	0

Total	3	(11)	8		(63)

Financial investments available-for-sale

Net gains from disposals	420	54	120	678	250

Impairment charges	(1)	(2)	(19)	50	95

Total	419	52	101	706	315

Net income from investments in property[1]	10	10	12	0	(17)

Equity in income of associates	46	(30)	32		44

Net gains / (losses) from investment properties[2]	4	(3)	3		33

Other	35	35	30	0	17

Total other income from Financial Businesses	517	53	186	875	178

Other income from Industrial Holdings	206	128	252	61	(18)

Total other income	723	181	438	299	65

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains / (losses) from investment properties at fair value.

Financial Statements
4 May 2006

Note 6 Personnel Expenses
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Salaries and bonuses	5,078	4,054	4,111	25	24

Contractors	199	205	198	(3)	1

Insurance and social security contributions	393	364	317	8	24

Contribution to retirement plans	256	180	191	42	34

Other personnel expenses	374	436	295	(14)	27

Total personnel expenses	6,300	5,239	5,112	20	23

Note 7 General and Administrative Expenses
	Quarter ended			% change from
CHF million	31.3.06	31.12.05	31.3.05	4Q05	1Q05

Occupancy	348	347	300	0	16

Rent and maintenance of IT and other equipment	163	167	150	(2)	9

Telecommunications and postage	222	220	191	1	16

Administration	262	273	210	(4)	25

Marketing and public relations	148	179	152	(17)	(3)

Travel and entertainment	195	241	145	(19)	34

Professional fees	193	212	129	(9)	50

Outsourcing of IT and other services	243	253	189	(4)	29

Other	211	168	68	26	210

Total general and administrative expenses	1,985	2,060	1,534	(4)	29

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended				% change from
	31.3.06		31.12.05	31.3.05	4Q05	1Q05

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	3,504		6,487	2,625	(46)	33

from continuing operations	3,190		2,607	2,481	22	29

from discontinued operations	314		3,880	144	(92)	118

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	3,504		6,487	2,625	(46)	33

Less: (Profit) / loss on equity derivative contracts	(2)		(6)	(3)	67	33

Net profit attributable to UBS shareholders for diluted EPS	3,502		6,481	2,622	(46)	34

from continuing operations	3,188		2,607	2,481	22	28

from discontinued operations	314		3,874	141	(92)	123

	Quarter ended				% change from
Weighted average shares outstanding	31.3.06		31.12.05	31.3.05	4Q05	1Q05

Weighted average shares outstanding	987,001,517	[1]	988,724,090	1,010,804,389	0	(2)

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	46,908,474		42,777,763	48,095,258	10	(2)

Weighted average shares outstanding for diluted EPS	1,033,909,991		1,031,501,853	1,058,899,647	0	(2)

	Quarter ended				% change from
Earnings per share (CHF)	31.3.06		31.12.05	31.3.05	4Q05	1Q05

Basic	3.55		6.56	2.60	(46)	37

from continuing operations	3.23		2.64	2.45	22	32

from discontinued operations	0.32		3.92	0.15	(92)	113

Diluted	3.39		6.28	2.48	(46)	37

from continuing operations	3.08		2.53	2.34	22	32

from discontinued operations	0.31		3.75	0.14	(92)	121

	As at				% change from
Shares outstanding	31.3.06		31.12.05	31.3.05	31.12.05	31.3.05

Total ordinary shares issued	1,089,215,623		1,088,632,522	1,127,441,123	0	(3)

Second trading line treasury shares

2004 program				39,935,094

2005 program	37,100,000		33,885,000

Other treasury shares	52,958,071		70,374,874	63,955,849	(25)	(17)

Total treasury shares	90,058,071		104,259,874	103,890,943	(14)	(13)

Shares outstanding	999,157,552		984,372,648	1,023,550,180	2	(2)

1 Includes an average of 28,946 exchangeable shares that can be exchanged into the same number of UBS shares.

Financial Statements
4 May 2006

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate
	As at			Quarter ended
	31.3.06	31.12.05	31.3.05	31.3.06	31.12.05	31.3.05

1 USD	1.30	1.31	1.20	1.30	1.31	1.18

1 EUR	1.58	1.56	1.55	1.57	1.55	1.55

1 GBP	2.27	2.26	2.26	2.28	2.27	2.24

100 JPY	1.11	1.11	1.12	1.11	1.11	1.13

Note 10 Changes in organization

Business Combinations

UBS Bunting Limited

On 28 March 2006, UBS acquired the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price consists of a combination of cash and UBS stock and has been estimated at CAD 163 million (approximately CHF 182 million). Approximately CAD 23 million (approximately CHF 26 million) of the consideration is linked to the performance of the acquired business in 2006 and 2007 and may be reduced if agreed revenue targets are not achieved. The purchase price allocation has not yet been completed at 31 March 2006. A portion of the difference between the purchase price and the carrying value of the acquired minority interest is expected to be allocated to intangible assets and the remainder will be recognized as goodwill. Through this transaction UBS now wholly owns the Investment Bank’s operations in Canada, which continue to operate under the same leadership team as before this transaction.

Dolfi

On 2 March 2006, UBS acquired Dolfi Finance SAS, a small wealth management firm based in Strasbourg, France, as well as certain assets from Mr Dolfi. The company, established 18 years ago, serves clients in the North Eastern part of France and has more than EUR 600 million of invested assets. The acquisition complements UBS’s existing wealth management business in France.

Discontinued operations

Motor-Columbus

On 23 March 2006, UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders (EBM, EBL, the Canton of Solothurn, IB Aarau and newcomers AIL Lugano and WWZ Zug), EOS Holding and Atel, as well as to French utility Electricité de France (EDF) following receipt of relevant regulatory approvals by the Swiss and international authorities.

Motor-Columbus is presented as a discontinued operation in these Financial Statements. The income statements for the comparative prior periods have been restated to reflect that presentation. In total, UBS sold 281,535 Motor-Columbus shares, at a price of CHF 4,600 per share, resulting in a sale price of approximately CHF 1,295 million, which was fully paid in cash. A pre-tax gain of CHF 365 million is reported in the segment “Industrial Holdings”. From 1 January to 23 March 2006, Motor-Columbus had a net profit from operations of CHF 24 million. Together with the after-tax gain on sale of CHF 290 million, the net profit from discontinued operations is CHF 314 million in first quarter 2006.

Acquisitions announced in second quarter

Piper Jaffray Companies’ Private Client Branch Network

On 11 April 2006, UBS announced that it will acquire the Minneapolis-based Private Client Branch Network of Piper Jaffray Companies for USD 500 million (approximately CHF 650 million) in cash and an additional cash consideration of USD 75 million (approximately CHF 98 million) at closing, dependent on certain criteria and business thresholds being met. The transaction is expected to close at the beginning of third quarter 2006, subject to regulatory approval. The transaction also includes the assignment of a portfolio of client loans for approximately USD 300 million (approximately CHF 390 million). The acquisition will be accounted for as a business combination under IFRS.
Piper Jaffray has more than 800 financial advisors, 190,000 household relationships and total client assets of USD 52 billion. It provides wealth management services to private clients including estate planning, retirement planning, brokerage and insurance at nearly 90 branch offices located across 17 states. The operations of Piper Jaffray will be integrated into UBS Wealth Management US and will enhance UBS Wealth Management’s presence in the Midwest and western United States as well as allowing it to serve additional clients.

UBS Registered Shares
4 May 2006

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols
Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counter-parties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0602

UBS AG
P. O. Box, CH-8098 Zurich
P. O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Peter Wuffli
Name: Peter Wuffli Title Group Chief Executive Officer

By:	/s/ Clive Standish
Name: Clive Standish Title: Group Chief Financial Officer
Date: May 4, 2006